THIRD QUARTER REPORT	September 30, 2011

Dear Shareholders:

Net income attributable to common shareholders for the quarter ended September 30, 2011 was $415 million or $0.72 per diluted share, compared with $159 million or $0.28 per diluted share in the third quarter of 2010.

Funds from operations (“FFO”) for the quarter ended September 30, 2011 was $168 million or $0.30 per diluted common share, compared with $169 million or $0.32 per diluted common share during the same period in 2010.

Commercial property net operating income for the third quarter of 2011 increased to $276 million, compared with $175 million in the third quarter of 2010, largely as a result of the contribution from the Australian portfolio acquired in September 2010 as well as the impact of the consolidation of the U.S. Office Fund.

OUTLOOK

As of today we have achieved the principal priorities we have set for the year, completing 8.2 million square feet of leasing and recycling capital from mature assets into more accretive opportunities. With almost two months to go until year-end, our leasing to date has already surpassed the record results of our 2007 performance. In addition, we completed the recapitalization of the U.S. Office Fund and cleaned up the fund structure through the exercise by our partner of  its call option. Based on our accomplishments to date and our expected results for the fourth quarter, we expect to achieve FFO of $1.12-$1.14 per share for the year, above the high end of our guidance range.

Highlights of the third quarter include:

Leased 3.0 million square feet of space during the quarter at an average net rent of $30.74 per square foot. The portfolio occupancy rate finished the quarter at 92.6%. Highlights from the quarter include:

Calgary – 776,000 square feet
•	A 10-year lease extension with Talisman Energy for 527,000 square feet at Bankers Hall
•	A 12-year renewal with Bennett Jones Services Ltd. for 161,000 square feet at Bankers Hall

Toronto – 647,000 square feet
•	A three-year renewal and expansion with Department of Justice for 204,000 square feet at Exchange Tower
•	A nine-year renewal with The Manufacturers Life Insurance for 169,000 square feet at 2 Queen Street East

Houston – 406,000 square feet
•	An 11-year renewal and expansion with Plains Marketing for 222,000 square feet at Three Allen Center

New York – 365,000 square feet
•	A 10-year expansion with Societe Generale for 72,000 square feet at 245 Park Avenue

Minneapolis –286,000 square feet
•	A five-year renewal and expansion with RBC Wealth Management for 277,000 square feet at RBC Plaza

Melbourne – 88,000 square feet
•	A ten-year renewal with Gadens Lawyers for 72,000 square feet at Bourke Place

Renewed 767,000 square feet of the Bank of America/Merrill Lynch lease at the World Financial Center, subsequent to quarter-end. Bank of America/Merrill Lynch is renewing 524,000 square feet in Four World Financial Center for a 10-year term and 243,000 square feet in Two World Financial Center for a seven-year term.

Issued C$250 million of preferred shares, Series R, at a price of C$25.00 per share yielding 5.10% per annum for the initial five-year period.

Completed new financings and refinancings totaling $1.1 billion including:

•	$731 million on Australian properties for an average term of three years and an average rate of 7.02%
•	$204 million, three-year financings on two U.S. properties at an average rate of 2.24%
•	$165 million, 10-year financing on a Canadian property at a rate of 4.71%

Increased corporate revolver to $660 million.

Renewed normal course issuer bid. Brookfield Office Properties may purchase on the TSX and/or the NYSE up to 12.5 million common shares, representing approximately 2.5% of its issued and outstanding common shares. During the third quarter, the company repurchased 882,123 shares for a total cost of $13.6 million at an average price of $15.37 per share.

Disposed ownership of non-managed U.S. Office Fund assets and repaid balance of acquisition financing. Brookfield’s partner in the joint venture that acquired the U.S. office assets of Trizec Properties in 2006 exercised its call option on 18 of the office assets it manages in the joint venture in exchange for 100% of its interests in the 38-property portfolio of Brookfield-managed assets. Simultaneous with the exercise of the call option, the partner retired its share of the joint venture debt and assumed the property-specific debt on its managed assets.

Sold Newport Tower in Jersey City, NJ for $378 million, subsequent to quarter-end. The property was just over 60% leased upon acquisition in 2006; today the leased rate stands at approximately 89%. The building achieved LEED Gold certification earlier this year and is in the top 10% of all comparable buildings nationwide in energy efficiency.

Acquired Three Bethesda Metro Center in Bethesda, MD for $150 million. The property is adjacent to the Washington, DC Metro station and located across the street from Brookfield Office Properties’ three Bethesda Crescent office assets.

Acquired Bank of America/Merrill Lynch’s 49% stake in the 1.9-million-square-foot Four World Financial Center  office tower for $264 million, subsequent to quarter-end.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO

November 4, 2011

Commercial Properties Portfolio
			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
U.S. PROPERTIES
NEW YORK MIDTOWN
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
NEW YORK DOWNTOWN
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Retail		70.9	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	90.0	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
One New York Plaza(3)	1	75.5	2,556	31	2,587	—	2,587	83	2,140	2,140	2,140	2,140
Newport Tower(3)	1	89.3	1,059	41	1,100	—	1,100	83	910	910	910	910
	6	91.1	11,470	347	11,817	233	12,050	95	11,180	11,413	11,131	11,363
BOSTON
53 State Street	1	78.8	1,164	30	1,194	41	1,235	100	1,194	1,235	1,187	1,228
75 State Street	1	61.0	771	25	796	235	1,031	100	796	1,031	791	1,025
	2	71.7	1,935	55	1,990	276	2,266	100	1,990	2,266	1,978	2,253
WASHINGTON, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	97.0	238	—	238	203	441	100	238	441	237	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	91.3	307	19	326	—	326	100	326	326	324	324
650 Massachusetts	1	72.1	231	82	313	74	387	100	312	387	312	387
Three Bethesda Metro Center	1	89.4	368	—	368	—	368	100	368	368	368	368
1200K Street(3)	1	99.4	366	24	390	44	434	83	323	359	323	359
1250 Connecticut Avenue(3)	1	90.4	163	21	184	26	210	83	152	173	152	173
1400 K Street(3)	1	99.9	178	12	190	34	224	83	157	185	157	185
2000L Street(3)	1	92.7	308	75	383	—	383	83	317	317	317	317
2001 M Street(3)	1	99.6	190	39	229	35	264	83	189	219	189	219
2401 Pennsylvania Avenue(3)	1	86.4	58	19	77	16	93	83	63	77	63	77
Bethesda Crescent(3)	3	90.1	241	27	268	68	336	83	222	278	222	278
One Reston Crescent(3)	1	100.0	185	—	185	—	185	83	153	153	153	153
Silver Springs Metro Plaza(3)	3	83.1	640	47	687	84	771	83	568	638	568	638
Sunrise Tech Park(3)	4	87.9	315	1	316	—	316	83	261	261	261	261
Two Ballston Plaza(3)	1	73.7	204	19	223	—	223	83	184	184	184	184
1550 & 1560 Wilson Blvd(3)	2	94.7	248	35	283	76	359	83	234	297	234	297
Two Reston Crescent(3)	1	100.0	182	3	185	—	185	83	153	153	153	153
	29	92.3	5,694	463	6,157	1,028	7,185	83	5,185	5,982	5,180	5,974
LOS ANGELES
601 Figueroa(3)	1	76.6	1,037	2	1,039	123	1,162	83	859	961	859	961
Bank of America Plaza(3)	1	95.5	1,383	39	1,422	343	1,765	83	1,176	1,460	1,176	1,460
Ernst & Young Tower(3)	1	71.4	910	335	1,245	391	1,636	83	1,030	1,353	1,030	1,353
Landmark Square(3)	1	87.1	420	23	443	212	655	83	367	542	367	542
	4	82.6	3,750	399	4,149	1,069	5,218	83	3,432	4,316	3,432	4,316
HOUSTON
1201 Louisiana Street	1	93.5	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	80.8	1,150	—	1,150	671	1,821	100	1,150	1,821	587	929
One Allen Center(3)	1	62.7	914	79	993	—	993	83	822	822	822	822
Two Allen Center(3)	1	95.4	987	9	996	—	996	83	824	824	824	824
Three Allen Center(3)	1	93.9	1,173	22	1,195	—	1,195	83	988	988	988	988
Continental Center 1(3)	1	93.6	1,048	50	1,098	411	1,509	83	909	1,249	909	1,249
Continental Center 2(3)	1	95.3	428	21	449	81	530	83	371	438	371	438
500 Jefferson Street(3)	1	97.3	351	39	390	44	434	83	323	359	323	359
	8	87.8	6,887	228	7,115	1,255	8,370	88	6,231	7,393	5,668	6,501
DENVER
Republic Plaza	1	97.0	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
	1	97.0	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
MINNEAPOLIS
33 South Sixth Street	2	94.4	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	93.4	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	94.0	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Total U.S. Properties	55	92.4	33,824	2,357	36,181	4,885	41,066	91	32,971	37,347	32,335	36,377

(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Financial Properties L.P. of 0.6%, Brookfield Heritage Partners LLC of 49.0%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents U.S. Office Fund Asset

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
CANADIAN PROPERTIES
TORONTO
Brookfield Place
Bay Wellington Tower	1	98.9	1,297	42	1,339	—	1,339	100	1,339	1,339	1,111	1,111
Retail and Parking	1	95.0	—	52	52	690	742	70	36	519	30	430
22 Front Street	1	100.0	137	8	145	—	145	100	145	145	120	120
Exchange Tower	1	95.3	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	97.7	176	7	183	49	232	100	183	232	152	193
Hudson’s Bay Centre	1	99.8	537	209	746	186	932	100	745	931	619	773
Queen’s Quay Terminal	1	98.5	427	78	505	—	505	100	505	505	419	419
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	161	187
Bay Adelaide West	1	89.3	1,155	37	1,192	382	1,574	100	1,192	1,574	989	1,306
151 Yonge Street(3)	1	64.6	289	11	300	72	372	25	75	93	75	93
2 Queen Street East(3)	1	100.0	448	16	464	81	545	25	116	136	116	136
	11	94.9	5,617	532	6,149	1,622	7,771	81	5,045	6,279	4,224	5,255
CALGARY
Bankers Hall	3	99.7	1,944	224	2,168	409	2,577	50	1,084	1,289	911	1,082
Bankers Court	1	100.0	256	7	263	62	325	50	132	163	110	137
Suncor Energy Centre	2	98.6	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	620	706
Altius Centre(3)	1	95.4	303	3	306	72	378	25	77	95	77	95
	9	99.2	5,641	303	5,944	969	6,913	49	2,897	3,364	2,445	2,840
OTTAWA
Place de Ville I(3)	2	100.0	571	12	583	502	1,085	25	146	271	146	271
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	152	261
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	138	162	138	162
	6	99.7	1,710	37	1,747	1,030	2,777	25	436	694	436	694
VANCOUVER
Royal Centre	1	97.0	494	95	589	264	853	100	589	853	489	708
	1	97.0	494	95	589	264	853	100	589	853	489	708
OTHER
Other(3)	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Total Canadian Properties	28	97.4	13,532	970	14,502	3,885	18,387	61	9,040	11,263	7,667	9,570

(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including BOX of 16.7%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Canadian Office Fund Asset

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
AUSTRALIAN PROPERTIES
SYDNEY
One Shelley Street	1	100.0	329	26	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	295	4	299	15	314	50	150	158	150	158
American Express House(3)	1	100.0	156	5	161	10	171	100	161	171	118	125
World Square Retail	2	97.4	1	176	177	76	253	50	89	127	89	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	125	140	125	140
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.5	1,028	273	1,301	167	1,468	71	941	1,049	898	1,003
MELBOURNE
Southern Cross East Tower(3)	1	100.0	839	19	858	133	991	100	858	991	801	924
Southern Cross West Tower(3)	1	99.7	496	14	510	—	510	100	510	510	442	442
Defence Plaza(3)	1	99.9	202	3	205	9	214	100	205	214	150	157
	3	99.9	1,537	36	1,573	142	1,715	100	1,573	1,715	1,393	1,523
PERTH
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
BankWest Tower(3)	1	92.1	419	1	420	17	437	50	210	219	154	160
	2	94.6	611	1	612	31	643	50	306	322	250	263
Total Australian Properties	12	98.8	3,176	310	3,486	340	3,826	81	2,820	3,086	2,541	2,789

(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Prime Property Fund of 26.8%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Brookfield Prime Property Fund assets

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
JOINTLY CONTROLLED INTERESTS
245 Park Avenue (NY)	1	95.7	1,719	68	1,787	—	1,787	51	911	911	906	906
Four World Financial Center (NY)	1	100.0	1,861	43	1,904	48	1,952	51	971	996	965	990
450 West 33rd Street (NY)	1	81.1	1,684	108	1,792	—	1,792	75	1,344	1,344	1,336	1,336
The Grace Building (NY) (3)	1	96.2	1,537	20	1,557	—	1,557	41	644	644	644	644
Victor Building (Washington, D.C.) (3)	1	93.0	302	45	347	—	347	41	143	143	143	143
Marina Towers (Los Angeles) (3)	2	89.2	356	25	381	87	468	41	158	194	158	194
KBR Tower (Houston)(3)	1	99.8	985	63	1,048	254	1,302	41	433	538	433	538
First Canadian Place (Toronto)(4)	1	91.0	2,378	232	2,610	170	2,780	25	653	695	653	695
NAB House (Sydney)(5)	1	99.1	424	6	430	31	461	25	108	116	108	116
IAG House (Sydney)(5)	1	100.0	382	35	417	11	428	50	209	215	209	215
E&Y Complex (Sydney)(6)	1	99.5	731	1	732	56	788	50	366	394	267	288
Darling Park Complex (Sydney)(5)	3	98.3	1,098	107	1,205	94	1,299	30	361	389	361	389
Bourke Place Trust (Melbourne)(5)	1	98.9	670	34	704	109	813	43	303	350	303	350
TOTAL	16	94.5	14,127	787	14,914	860	15,774	44	6,604	6,929	6,486	6,804

TOTAL PROPERTIES	111	92.6	64,659	4,424	69,083	9,970	79,053	74	51,435	58,625	49,029	55,540

(1)
Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 16.7%, Brookfield Prime Property Fund of 26.8%, where applicable

(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents U.S. Office Fund Asset
(4)	Represents Canadian Office Fund asset
(5)	Represents assets held through participating loan interests
(6)	Represents Brookfield Prime Property Fund asset

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	7

PART II – FINANCIAL STATEMENT ANALYSIS	13

PART III – RISKS AND UNCERTAINTIES	42

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	48

FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties Inc. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties Inc. to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this interim report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
November 4, 2011

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2011 includes material information up to November 4, 2011. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All dollar references, unless otherwise stated, are in millions of US dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past nine months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 50 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income on page 31 and a reconciliation of net income attributable to common shareholders to funds from operations on page 31. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. Net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in North America and Australia. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At September 30, 2011, the carrying value of Brookfield Office Properties’ assets was $24.2 billion. During the three months ended September 30, 2011, we generated $415 million of net income attributable to common shareholders ($0.72 per diluted share) and $168 million of funds from operations ($0.30 per share). During the nine months ended September 30, 2011, we generated $1,352 million of net income attributable to common shareholders ($2.37 per diluted share) and $489 million of funds from operations ($0.88 per share).

FINANCIAL HIGHLIGHTS
Brookfield Office Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2011	2010	2011	2010
Results of operations
Total revenue	$492	$323	$1,260	$929
Net income attributable to common shareholders	415	159	1,352	581
Earnings per share attributable to common shareholders – diluted	0.72	0.28	2.37	1.03
Funds from operations	168	169	489	511
Funds from operations per share - diluted(1)	0.30	0.32	0.88	0.97
Common share dividends paid per share	0.14	0.14	0.42	0.42
			Sept. 30, 2011	Dec. 31, 2010
Balance sheet
Total assets			$24,178	$20,420
Commercial properties(2)			18,930	13,058
Commercial property debt(2)			10,533	7,426
Shareholders’ equity			9,803	8,807
Common equity per share – diluted(1)			17.19	15.75
Common equity per share – diluted (pre-tax)(1,3)			18.06	16.46
(1)
Calculation includes potential common shares at September 30, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

(2)	Includes assets and associated liabilities held for sale
(3)	Excluding deferred tax liability

COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 111 properties totaling 79 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 15 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to invest in under-performing real estate. Our participation in this program is focused only on investments in the office sector, of which our investment to date has consisted of an interest in debt secured by a portfolio of Washington, D.C. properties and on which a significant gain was realized in 2010. Of our 111 commercial office properties, 36 are wholly owned, 28 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 47 are held in our funds.

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add	considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully	reflected in current results.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund with the exception of our interest in First Canadian Place which, as a result of the interest being owned through a jointly controlled entity, is equity accounted.

Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, and invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity established by us and The Blackstone Group (“Blackstone”). Under the terms of a joint venture agreement, Blackstone held an option, commencing January 2011 for nine months, to call certain Blackstone sub-managed properties in exchange for its equity interest in TRZ Holdings (the “U.S. Office Fund option”). On August 9, 2011, Blackstone exercised its option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repaid the debt associated with those properties. Prior to the exercise of the U.S. Office Fund option, we and Blackstone had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund option, we hold an 82.72% equity interest in TRZ Holdings and exercise control over the strategic financial and operating policy decisions of the entity. Accordingly, we have consolidated our interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by us. Consistent with our policy for measurement of transactions with entities under common control, we initially measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables. As a result of this arrangement, we also obtained a 73.2% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interest in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015. Refer to Note 25 of the condensed consolidated financial statements for further details.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include U.S. and Canadian governments and government agencies, Bank of America/Merrill Lynch, Wells Fargo/Wachovia, CIBC, Suncor Energy, RBC, Kellogg Brown & Root and Bank of Montreal. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, which begins on page 42.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, approximately 8% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, 7% of our leases, on average, mature annually over the next five years.

Our average lease term is seven years. The following is a breakdown of lease maturities in our managed portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of September 30, 2011:

		2011		2012		2013		2014
	Current	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent
U.S. Properties
Midtown New York	475	28	$16	72	$21	586	$32	149	$34
Downtown New York	1,050	48	22	249	13	4,519	35	314	36
Washington	500	53	23	560	23	497	25	1,497	26
Los Angeles	762	15	15	560	24	165	26	278	23
Houston	867	92	12	625	14	391	18	469	13
Boston	563	3	34	43	23	6	4	57	35
Denver	39	—	—	50	11	149	20	75	22
Minneapolis	152	2	—	113	15	171	7	209	13
	4,408	241	$17	2,272	$19	6,484	$32	3,048	$24
Canadian Properties
Toronto	548	69	$26	253	$29	578	$30	304	$30
Calgary	47	17	6	119	35	116	33	111	36
Ottawa	5	4	16	13	22	1,148	20	9	26
Other	18	4	13	36	23	107	23	25	27
	618	94	$21	421	$30	1,949	$24	449	$31
Australian Properties
Sydney	36	34	$77	190	$57	114	$69	65	$88
Melbourne	10	39	38	67	38	23	50	94	45
Perth	33	5	—	—	—	—	—	335	53
	79	78	$53	257	$52	137	$66	494	$56
Total	5,105	413	$25	2,950	$23	8,570	$30	3,991	$29
Total % expiring	7.4%	0.6%		4.3%		12.4%		5.8%
Beginning of year	5.0%	5.7%		6.0%		15.4%		5.4%
Difference	2.4%	-5.1%		-1.7%		-3.0%		0.4%

	2015		2016		2017		Beyond		Total
	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq.ft.)
U.S. Properties
Midtown New York	450	$32	329	$22	54	$54	4,087	$51	6,230
Downtown New York	2,088	19	439	29	754	28	4,260	35	13,721
Washington	427	31	246	30	152	30	2,572	42	6,504
Los Angeles	278	22	411	28	147	29	1,914	26	4,530
Houston	1,039	14	242	19	280	21	4,158	20	8,163
Boston	10	39	438	31	35	28	835	31	1,990
Denver	92	19	182	24	9	20	733	22	1,329
Minneapolis	180	6	118	12	98	16	1,487	14	2,530
	4,564	$20	2,405	$26	1,529	$27	20,046	$33	44,997
Canadian Properties
Toronto	724	$32	971	$30	459	$30	4,853	$28	8,759
Calgary	536	30	823	22	74	27	4,101	34	5,944
Ottawa	547	15	6	20	—	140	15	26	1,747
Other	75	25	45	27	48	24	304	16	662
	1,882	$26	1,845	$26	581	$29	9,273	$30	17,112
Australian Properties
Sydney	588	$77	781	$64	95	$71	2,182	$84	4,085
Melbourne	196	53	84	52	148	50	1,616	58	2,277
Perth	9	77	4	79	61	63	165	64	612
	793	$71	869	$63	304	$59	3,963	$73	6,974
Total	7,239	$27	5,119	$32	2,414	$32	33,282	$37	69,083
Total % expiring	10.5%		7.4%		3.5%		48.1%		100.0%
Beginning of year	11.0%		7.0%		3.2%		41.3%		100.0%
Difference	-0.5%		0.4%		0.3%		6.8%

COMMERCIAL DEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at September 30, 2011:

					(Square feet in 000’s)
				Owned	Assets Under		Proportionate
				Interest	Management		Net of Minority
Property	Region	Location	Buildings	(%)	Total	Proportionate(1)	Share (2)
Active Development
Australia
City Square	Perth, Australia	45-story City Square tower block in the heart of Perth’s business district	1	100%	926	926	926
Developments in Planning
Direct Owned
United States
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,400	5,400	5,400
1501 Tremont Place	Denver	One Block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One Block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36 acre landscaped campus adjacent to Reston, Virginia	1	83%	724	599	599
1500 Smith Street(3)	Houston	Between Continental Center I and 1400 Smith Street	1	83%	500	414	414
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	83%	1,100	910	910
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	83%	600	496	496
			7		9,657	9,152	9,152
Canada
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Herald Site	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,200	1,200	1,200
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		4,227	3,301	3,301
Australia
City Square South	Perth, Australia	14-story tower block adjacent to City Square	1	100%	345	345	345

Jointly Controlled Entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	950	475	475
Developments in Planning			14		15,179	13,273	13,273

Total Development			15		16,105	14,199	14,199

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BOX of 16.7%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income attributable to common shareholders;

•	Net operating income;

•	Funds from operations;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to common shareholders, net operating income and funds from operations. Although net income attributable to common shareholders is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 31 and a full reconciliation of net income attributable to common shareholders to funds from operations on page 31 of this MD&A.

Net Income Attributable to Common Shareholders
Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We evaluate the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations
Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the NAREIT definition of FFO including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, certain other non cash items, if any, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust. The amount of these adjustments are detailed in a full reconciliation of net income attributable to common shareholders to funds from operations on page 31 of this MD&A.

Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income attributable to common shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $24.2 billion at September 30, 2011, an increase from $20.4 billion at December 31, 2010.

The following is a summary of our assets:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets
Investment properties
Commercial properties	$18,578	$12,742
Commercial developments	1,283	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	—	1,285
Jointly controlled entities	2,008	1,243
Investments in associates	15	18
Participating loan interests	414	411
Other non-current financial assets	661	1,022
	22,959	17,771
Current assets
Receivables and other assets	521	574
Restricted cash and deposits	70	42
Cash and cash equivalents	274	142
	865	758
Assets held for sale	354	1,891
Total assets	$24,178	$20,420

COMMERCIAL PROPERTIES
Commercial properties comprise our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $18.6 billion as at September 30, 2011, up $5.8 billion from the balance at December 31, 2010. The increase is attributable to an increase in the fair values of our properties as well as acquiring Three Bethesda Metro Center in Washington D.C., a 50% interest in BankWest Tower in Perth and the remaining 50% interest in Southern Cross West Tower in Melbourne, and the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option by Blackstone during the third quarter of 2011. The increase in the fair values of our properties is due primarily to the timing of cash flows and capital expenditures, as well as adjustments to valuation parameters offset by the impact of foreign exchange. The consolidated fair value of our North American and Australian commercial properties as at September 30, 2011 is approximately $344 per square foot.

A breakdown of our direct commercial properties is as follows:

		Sept. 30, 2011		Dec. 31, 2010
(Millions, except per square feet)	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)(1)	Value psf
United States(2)	$12,475	39,656	$315	$6,801	18,588	$366
Canada	4,070	11,263	361	4,180	11,424	366
Australia	2,033	3,086	659	1,761	2,611	673
Total	$18,578	54,005	$344	$12,742	32,623	$391

(1)	Restated for remeasurements performed during the first quarter of 2011

(2)	Excludes value associated with assets held for sale of $352 million (December 31, 2010 - $316 million) or $115 psf (December 31, 2010 - $104 psf)

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2011			Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.53%	12.25%	6.25%	7.77%
Terminal cap rate	8.25%	5.75%	6.34%	10.00%	5.75%	6.41%
Investment horizon (yrs)	24	9	11	25	10	13
Canada
Discount rate	8.25%	6.50%	6.89%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	6.00%	6.30%	7.50%	6.25%	6.46%
Investment horizon (yrs)	14	10	11	15	10	11
Australia
Discount rate	10.00%	9.00%	9.07%	10.50%	9.00%	9.08%
Terminal cap rate	9.00%	7.00%	7.28%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

The aggregate fair value of $18,578 million at September 30, 2011 (December 31, 2010 - $12,742 million) results in a going in capitalization rate of 6.0% (December 31, 2010 – 6.1%) based on annualized third quarter 2011 net operating income, adjusted to exclude certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the three months and nine months ended September 30, 2011, expenditures for these tenant installation costs totaled $33 million and $83 million, respectively, compared with $18 million and $36 million expended during the same periods in 2010.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2011 totaled $15 million and $23 million, respectively, compared with $7 million and $22 million during the same periods in 2010. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current year, we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During the three and nine months ended September 30, 2011, $1 million and $8 million of our total capital expenditures were recoverable, compared with $2 million and $5 million in the prior year.

The following table summarizes the changes in value of our commercial properties for the nine months ended September 30, 2011:

(Millions)	Sept. 30, 2011
Beginning of period	$12,742
Fair value adjustments	726
Foreign exchange	(318)
Acquisitions(1)	5,314
Expenditures and other	114
End of period	$18,578

(1)	Principally relates to consolidation of the U.S. Office Fund upon our acquisition of control

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,283 million at September 30, 2011, an increase of $233 million from $1,050 million at December 31, 2010. The increase is primarily attributable to development expenditures on our City Square, Perth development as well as our acquisition of an interest in a potential development site in London, U.K. Based on 14 million of development square feet at our owned interest, the value at September 30, 2011 represents approximately $90 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver, Perth, Australia and London, U.K., we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

Expenditures for development of commercial properties totaled $69 million and $233 million, respectively, for the three and nine months ended September 30, 2011 as compared with $7 million and $22 million during the three and nine months ended September 30, 2010. The increase is due to construction costs associated with our active development site, City Square, in Perth, Australia which we acquired an interest in the third quarter of 2010 as well as an increase in capitalized borrowing costs.

The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Construction costs	$44	$—	$163	$—
Capitalized borrowing costs	19	6	61	19
Property taxes and other	6	1	9	3
Total	$69	$7	$233	$22

The following table summarizes the changes in value of our commercial developments for the nine months ended September 30, 2011:

(Millions)	Sept. 30, 2011
Beginning of period	$1,050
Fair value adjustments	(31)
Foreign exchange	(38)
Acquisitions(1)	69
Expenditures and other	233
End of period	$1,283

(1)	Represents the acquisition of an interest in a potential development site in London, U.K.

INVESTMENT IN U.S. OFFICE FUND
Following the exercise of the U.S. Office Fund option by Blackstone on August 9, 2011, we control the strategic financial and operating policy decisions of TRZ Holdings. We did not provide any consideration upon the change in control except for the payment of the U.S. Office Fund true-up consideration of $5 million that was payable under the joint venture agreement with Blackstone (refer to page 25). The amounts assigned to each major class of asset and liability of TRZ Holdings at the date we obtained control are as follows:

(Millions)	As at August 9, 2011
Commercial properties and development	$4,953
Cash and cash equivalents	32
Restricted cash	44
Accounts receivable and other assets	40
Equity accounted investments	685
Accounts payable and other	(225)
Commercial property debt assumed	(3,293)
Total	$2,236
Brookfield’s net interest	$1,870
Non-controlling interest(1)	$366
(1) Includes $24 million of non-controlling interest in net liabilities of an intermediary subsidiary

The excess of the fair value of the assets, liabilities and non-controlling interests in TRZ Holdings at the date control was obtained over the carrying amount of the company’s investment in the U.S. Office Fund measured under the equity method of accounting of $212 million has been recognized in gains (losses) and other items. Refer to page 35.

Our condensed consolidated statement of income includes revenues and net income from TRZ Holdings assets from August 9, 2011 through September 30, 2011 of $99 million and $60 million, respectively. Prior to the exercise of the U.S. Office Fund option, earnings of TRZ Holdings were included in share of net earnings from equity accounted investments.

During the second quarter of 2011, the U.S. Office Fund sold its interest in 1400 Smith Street in Houston for net proceeds of $340 million.
Summarized financial information with respect to TRZ Holdings for the period during which it was accounted for following the equity method is set out below:

(Millions)	Dec. 31, 2010
Non-current assets
Commercial properties	$7,500
Commercial developments	44
Current assets	258
Total assets	7,802
Non-current liabilities
Commercial property debt	5,516
Current liabilities	288
Total liabilities	5,804
Net assets	$1,998
Our net investment in the venture(1)	$1,285
(1)	Includes non-controlling interests share of net assets of the venture of $375 million at December 31, 2010

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$67	$221	$476	$645
Expenses	(47)	(154)	(345)	(450)
Earnings before fair value gains (losses)	20	67	131	195
Fair value gains (losses)	(11)	36	585	294
Net earnings	$9	$103	$716	$489
Company’s share of net earnings (losses)(1,2)	$(12)	$46	$383	$243

(1)
Includes non-controlling interests share of earnings (losses) of nil and $76 million for the three and nine months ended September 30, 2011, respectively (2010 – $12 million and $52 million respectively)

(2)
Net of $17 million and $63 million for the three and nine months ended September 30, 2011, respectively (2010 – $20 million and $56 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

JOINTLY CONTROLLED ENTITIES
Brookfield Office Properties has investments in joint ventures that are jointly controlled entities. These entities hold individual commercial properties that we own together with co-owners.

At September 30, 2011, we had interest in a number of jointly controlled entities, which have been accounted for following the equity method. These jointly controlled entities own interest in the following assets:

		Proportionate Ownership Interest
	Location	Sept. 30, 2011	Dec. 31, 2010
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	51%	51%
First Canadian Place	Toronto, Canada	25%	25%
E&Y Complex	Sydney, Australia	50%	50%
450 West 33rd Street	Midtown, New York	75%	―
The Grace Building	Midtown, New York	50%	―
Victor Building	Washington, D.C.	50%	―
Marina Towers	Los Angeles, California	50%	―
KBR Tower	Houston, Texas	50%	―
Commercial developments:
100 Bishopsgate	London, U.K.	50%	50%

Four World Financial Center in downtown, New York is owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013. The ground lease on which the building is situated expires on June 17, 2069. Subsequent to the quarter end, we purchased the remaining 49% interest in Four World Financial Center for $264 million, and now own 100% of the property.

First Canadian Place in Toronto is owned through First Place Tower Brookfield Properties Inc., a joint venture company. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

During the first quarter of 2010, we entered into a joint venture agreement to acquire a 50% ownership in a development site, 100 Bishopsgate, in London, U.K.

During the third quarter of 2010, we acquired an economic interest in E&Y Complex in Sydney, Australia as part of our investment in BOPA.

In the second quarter of 2011, we entered into a joint venture agreement to acquire a 75% interest in 450 West 33rd Street in New York for approximately $28 million.

In the third quarter of 2011, following the consolidation of the U.S. Office Fund, certain assets owned through jointly controlled entities continue to be equity accounted including The Grace Building in New York, Victor Building in Washington, D.C., Marina Towers in Los Angeles, and KBR Tower in Houston.

Summarized financial information related to our interests in these jointly controlled entities is as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$6,378	$3,887
Commercial developments	186	163
Current assets	104	133
Total assets	6,668	4,183
Non-current liabilities
Commercial property debt(1)	2,222	1,228
Other non-current liabilities	320	325
Current liabilities	171	146
Total liabilities	2,713	1,699
Net assets	$3,955	$2,484
Our share of net assets	$2,008	$1,243

(1)	Refer to page 23 for debt details

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$122	$112	$363	$333
Expenses	(45)	(66)	(178)	(203)
Earnings before fair value gains (losses)	77	46	185	130
Fair value gains (losses)	(22)	(25)	14	35
Net earnings	$55	$21	$199	$165
Our share of net earnings	$27	$13	$101	$80

INVESTMENTS IN ASSOCIATES
We exercise significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Sept. 30, 2011	Dec. 31, 2010
Brookfield LePage Johnson Controls	Facilities Management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Brookfield net investment		$15	$18

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Office Properties in partnership with Johnson Controls. This joint venture manages nearly 130 million square feet of premises for major corporations and government, comprised of 84 million square feet of facility management services, 34 million square feet of workplace technology services and 12 million square feet of energy and sustainability services.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$159	$168
IAG House (Sydney, Australia)	50%	98	92
NAB House (Sydney, Australia)	25%	58	49
Bourke Place Trust (Melbourne, Australia)	43%	99	102
Total		$414	$411

Included in the balance of participating loan interests is an embedded derivative representing our participation in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at September 30, 2011 is $48 million (December 31, 2010 - $19 million).

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets	$2,296	$2,343
Current assets	122	88
Total assets	2,418	2,431

Non-current liabilities	1,222	1,296
Current liabilities	86	40
Total liabilities	1,308	1,336
Net assets	$1,110	$1,095

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2011		2010	2011		2010
Revenue	$81	$	―	$187	$	―
Expenses	(58)		―	(141)		―
Earnings before fair value gains	23		―	46		―
Fair value gains	6		―	80		―
Net earnings	$29	$	―	$126	$	―

OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Equity securities designated as available-for-sale	$107	$106
U.S. Office Fund option	―	310
Brookfield Residential promissory notes	457	―
Loans receivable	97	606
	$661	$1,022

Equity securities designated as available-for-sale
Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, we retained a 10% common equity interest, initially recorded at $10 million and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street and classify this interest as available-for-sale. At September 30, 2011, the value of the common equity interest is $15 million and the value of the preferred equity securities is $92 million.

U.S. Office Fund option
In the third quarter of 2011, the U.S. Office Fund option, having a carrying amount of $241 million at the date of exercise, was derecognized as a result of the exercise of the option by Blackstone (refer to page 9) with a corresponding adjustment to gains (losses) and other items (refer to page 35).

Brookfield Residential promissory notes
On March 31, 2011, we received unsecured promissory notes of C$480 million as partial proceeds for the disposition of our residential development segment to Brookfield Residential Properties Inc. (“BRPI”), a subsidiary of BAM. The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the senior note will be repaid through scheduled annual repayments of $50 million and mandatory prepayments in the amount of 50% of the proceeds of any issuance of equity interests in BRPI to third parties, with the remaining principal due on maturity. The principal of the subordinated promissory note is also subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

We have entered into a put option on the unsecured subordinated promissory note which provides the right to put the note to BAM on March 31, 2016, or annually thereafter, or in the event of default by BRPI at a cost of 2% annually. At September 30, 2011, the fair value of this derivative is nil.

For the three and nine months ended September 30, 2011 we have received $9 million and $18 million, respectively, of income related to the promissory notes (2010 – nil and nil, respectively).

Loans receivable
At September 30, 2011, loans receivable includes nil (December 31, 2010 - $504 million) representing our indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. In the nine months ended September 30, 2011, we received proceeds of $555 million on repayment of the debt underlying the total return swap. The excess of the proceeds over the carrying amount of the related loans receivable of $14 million was recognized in interest income. In the three and nine months ended September 30, 2011, we recognized interest income of $13 million and $47 million, respectively (2010 - $22 million and $23 million, respectively) relating to the total return swaps with BAM.

Loans receivable also includes a $97 million (December 31, 2010 - $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

RECEIVABLES AND OTHER ASSETS
Receivables and other assets was $521 million at September 30, 2011, a decrease from $574 million at December 31, 2010 due to timing of receivables and the settlement of the equity installment receivable offset by an increase in prepaid expenses and other assets as a result of the consolidation of the U.S. Office Fund.

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Accounts receivable	$201	$201
Loan receivable from affiliate (1)	49	49
Equity installment receivable	―	115
Prepaid expenses and other assets	271	209
Total	$521	$574

(1) Refer to page 48 for further details

The balance of the equity installment receivable was settled through receipt of cash of $121 million from unitholders of Prime, including $91 million received from unitholders who are subsidiaries of BAM. Under the terms of an agreement with BAM, we reimbursed $79 million of the cash received on settlement of the receivable.

Included in prepaid expenses and other assets are derivative assets with a carrying amount of $13 million (December 31, 2010 - nil).

RESTRICTED CASH AND DEPOSITS
Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $70 million at September 30, 2011, an increase from $42 million at December 31, 2010.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at September 30, 2011, cash balances increased to $274 million from $142 million at December 31, 2010.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE
On March 31, 2011, we disposed of our residential development segment in a transaction with BRPI, for proceeds in the form of 51,500,000 common shares of BRPI and promissory notes of C$480 million. The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with our accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of our foreign operations within the residential development segment of $29 million.

We offered our shares in BRPI for sale to our common shareholders at a price of $10 per share pursuant to a rights offering initiated on May 12, 2011. At completion of the rights offering, 18,174,728 BRPI shares were purchased by common shareholders other than BAM. Additionally, in accordance with an agreement entered into on disposition of the residential development segment, BAM purchased its pro rata share of BRPI shares as well as all additional shares of BRPI not subscribed for in the rights offering by other shareholders for a total of 33,325,272 shares. Our gross proceeds from the sale of these shares was $515 million.

At September 30, 2011, the four commercial properties that comprise our Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been reclassified to discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Assets
Commercial properties	$352	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	$354	$1,891

Liabilities
Commercial property debt	$164	$165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	9	9
Liabilities related to assets held for sale	$173	$749

LIABILITIES AND EQUITY
Our asset base of $24.2 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Liabilities
Non-current liabilities
Commercial property debt	$9,121	$5,339
Capital securities – corporate	971	1,038
Other non-current financial liabilities	92	105
Other non-current liabilities	―	172
Deferred tax liabilities	453	366
	10,637	7,020
Current liabilities
Commercial property debt	1,248	1,922
Accounts payable and accrued liabilities	887	659
	2,135	2,581
Liabilities associated with assets held for sale	173	749
Total liabilities	12,945	10,350
Equity
Preferred equity – corporate	1,095	848
Common equity	8,708	7,959
Total shareholder’s equity	9,803	8,807
Preferred equity – subsidiaries	364	382
Other non-controlling interests	1,066	881
Total equity	11,233	10,070
Total liabilities and equity	$24,178	$20,420

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $10,369 million at September 30, 2011, which increased from $7,261 million at December 31, 2010. Changes during the year are attributable to new debt associated with the acquisitions of 650 Massachusetts and Three Bethesda Metro Center in Washington, D.C., draws on our City Square construction loan and corporate revolver and various refinancings. Additionally, we now consolidate the debt related to the U.S. Office Fund assets. Offsetting these decreases is the repayment of our bridge facility with BAM used to finance our investment in BOPA as well as principal amortization payments. Commercial property debt at September 30, 2011 had a weighted average interest rate of 5.66% (December 31, 2010 – 5.90%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At September 30, 2011, the average term to maturity of our commercial property debt was five years, compared to our average lease term of seven years.

We have $779 million of committed corporate credit facilities consisting of a $660 million revolving credit facility from a syndicate of banks and bilateral agreements between our subsidiary, BOX, and a number of Canadian chartered banks for an aggregate revolving credit facility of C$125 million. At September 30, 2011, the balance drawn on these facilities was $253 million and nil, respectively (December 31, 2010 - nil). We incurred $1 million and $5 million in interest expense related to the draw on the corporate revolver for the three and nine months ended September 30, 2011, respectively (2010 – nil and nil, respectively).

As at September 30, 2011, we also had an additional $15 million (December 31, 2010 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil and nil for the three and nine months ended September 30, 2011, consistent with the same periods in 2010.

The details of commercial property debt at September 30, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Sept. 30, 2011(1,2)	Mortgage Details(3)
1201 Louisiana Street	Houston	6.73	October	2011	$98	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	December	2011	75	Non-recourse, fixed rate
West 31st Street(4)	New York	6.00	January	2012	105	Non-recourse, floating rate
Newport Tower	New York	2.19	January	2012	189	Non-recourse, floating rate
300 Madison Avenue	New York	1.03	April	2012	17	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	54	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May	2012	108	Non-recourse, fixed rate
151 Yonge Street(5)	Toronto	6.01	June	2012	10	Non-recourse, fixed rate
Bay Adelaide Centre	Toronto	2.57	July	2012	385	Non-recourse, floating rate
52 Goulburn Street	Sydney	7.82	July	2012	55	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	20	Non-recourse, fixed rate
World Square Retail(6)	Sydney	8.36	November	2012	57	Non-recourse, floating rate
Southern Cross West Tower	Melbourne	8.79	November	2012	62	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	20	Non-recourse, fixed rate
RBC Plaza(7)	Minneapolis	2.19	April	2013	66	Non-recourse, floating rate
Bay Wellington Tower	Toronto	6.49	April	2013	304	Non-recourse, fixed rate
KPMG Tower(6,8)	Sydney	8.36	May	2013	72	Non-recourse, fixed /floating rate
King Street Wharf Retail(6,8)	Sydney	8.18	May	2013	45	Non-recourse, fixed /floating rate
Southern Cross East Tower(6,8)	Melbourne	8.19	May	2013	207	Non-recourse, fixed /floating rate
77 K Street	Washington, D.C.	5.25	May	2013	83	Non-recourse, floating rate
Hudson’s Bay Centre(9)	Toronto	5.20	May	2013	101	Non-recourse, fixed rate
75 State Street	Boston	4.75	June	2013	248	Non-recourse, floating rate
Bethesda Metro Center	Washington, D.C.	5.42	July	2013	109	Non-recourse, fixed rate
Waterview	Washington, D.C.	7.00	September	2013	4	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	179	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	154	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard	Washington, D.C.	2.87	January	2014	69	Non-recourse, floating rate
Jean Edmonds Tower(5)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	108	Non-recourse, fixed rate
650 Massachusetts	Washington, D.C.	3.01	March	2014	68	Non-recourse, floating rate
33 South Sixth Street(7)	Minneapolis	2.99	April	2014	98	Non-recourse, floating rate
Republic Plaza	Denver	5.14	April	2014	154	Non-recourse, fixed rate
2401 Pennsylvania Avenue	Washington, D.C.	2.43	May	2014	29	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	4.39	May	2014	44	Non-recourse, fixed rate
Sunrise Tech Park	Washington, D.C.	4.39	May	2014	29	Non-recourse, fixed rate
601 Figueroa	Los Angeles	4.39	May	2014	194	Non-recourse, fixed rate
Landmark Square	Los Angeles	4.39	May	2014	64	Non-recourse, fixed rate
500 Jefferson	Houston	4.39	May	2014	20	Non-recourse, fixed rate
Continental Center I	Houston	4.39	May	2014	141	Non-recourse, fixed rate
Continental Center II	Houston	4.39	May	2014	27	Non-recourse, fixed rate
One Allen Center	Houston	4.39	May	2014	119	Non-recourse, fixed rate
City Square(4)	Perth	6.69	June	2014	344	Non-recourse, floating rate
Brookfield Prime Fund pool debt	―	7.05	June	2014	505	Non-recourse, floating rate
Suncor Energy Centre	Calgary	6.38	June	2014	201	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	2.14	August	2014	99	Non-recourse, floating rate
Bank of America Plaza	Los Angeles	5.31	September	2014	231	Non-recourse, fixed rate
Silver Springs Metro Plaza	Washington, D.C.	2.34	September	2014	103	Non-recourse, floating rate
235 St. George Terrance	Perth	6.42	September	2014	44	Non-recourse, floating rate
Two World Financial Center	New York	9.00	October	2014	169	Non-recourse, fixed rate
Three World Financial Center	New York	3.00	December	2014	143	Non-recourse, floating rate
2001 M Street	Washington, D.C.	5.25	December	2014	44	Non-recourse, fixed rate
One and Two Reston Crescent	Washington, D.C.	1.99	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue	Washington, D.C.	5.86	January	2016	52	Non-recourse, fixed rate
One Shelley Street(8)	Sydney	7.59	January	2016	184	Non-recourse, fixed/floating rate
One New York Plaza	New York	5.50	March	2016	386	Non-recourse, fixed rate
Three Allen Center	Houston	6.12	May	2016	165	Non-recourse, fixed rate
53 State Street	Boston	5.96	August	2016	280	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(10)	―	8.50	October	2016	324	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	840	Non-recourse, fixed rate
2 Queen Street East(5)	Toronto	5.64	December	2017	27	Non-recourse, fixed rate
Altius Centre(5)	Calgary	5.64	December	2017	19	Non-recourse, fixed rate
1400 K Street	Washington, D.C.	5.30	February	2018	52	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Two Allen Center	Houston	6.45	May	2018	206	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	Non-recourse, fixed rate
Bankers Court	Calgary	4.96	November	2020	45	Non-recourse, fixed rate

($ in Millions)	Location	Rate %	Maturity Date		Sept. 30, 2011(1,2)	Mortgage Details(3)
Bethesda Crescent	Washington, D.C.	5.58	February	2021	$60	Non-recourse, fixed rate
1200 K Street	Washington, D.C.	5.88	February	2021	131	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	5.40	April	2021	85	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71	August	2021	165	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	199	Non-recourse, fixed rate
Jean Edmonds Tower(5)	Ottawa	6.79	January	2024	16	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	151	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Property Debt		5.74			10,280
Corporate
$660M Corporate Revolver	―	2.34	March	2014	253	Recourse, floating rate
C$125M Canadian Corporate Revolver(3)	―	3.20	June	2014	―	Non-recourse, floating rate
Total Corporate		2.34			253
Total Commercial Property Debt		5.66			$10,533

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $65 million of transaction costs which have been reclassified from other assets as a result of changes in accounting policy
(3)	Non-recourse to Brookfield Office Properties
(4)	Development debt
(5)	Canadian Office Fund debt
(6)	Represents liability payable to BAM or a subsidiary of BAM
(7)	Includes $164 million of commercial property debt related to assets held for sale
(8)	These debt balances are floating but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(9)	Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met
(10)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund which is secured by a limited partner interest in the Fund

Commercial property debt – equity accounted investments
The details of commercial property debt of our equity accounted investments at September 30, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Sept. 30, 2011		Mortgage Details(1)
					Proportionate	Total
450 West 33rd Street	New York	1.96	July	2012	$388	$517	Non-recourse, floating rate
Four World Financial Center	New York	6.95	September	2013	106	106	Non-recourse, fixed rate
The Grace Building	New York	5.54	July	2014	193	386	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	71	284	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	52	104	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	21	42	Non-recourse, fixed rate
245 Park Avenue	New York	3.88	November	2017	400	784	Non-recourse, fixed rate
Total		4.17			$1,231	$2,223
(1)Non-recourse to Brookfield Office Properties

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Sept. 30, 2011
2011	$50	$173	$223	5.77%
2012	154	1,049	1,203	4.66%
2013	70	1,561	1,631	6.25%
2014	58	3,266	3,324	5.10%
2015	62	75	137	3.91%
2016 and thereafter	461	3,554	4,015	6.26%
Total commercial property debt	$855	$9,678	$10,533	5.66%

(1)	Paid through our annual cash flows
(2)	Includes $65 million of transaction costs
(3)	Includes $164 million of commercial property debt related to assets held for sale at September 30, 2011

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

					Weighted-
					Average
	Scheduled				Interest Rate at
(Millions)	Amortization(1)		Maturities	Total	Sept. 30, 2011
2011	$9	$	―	$9	7.52%
2012	65		517	582	2.64%
2013	13		42	55	6.65%
2014	―		650	650	5.50%
2015	―		―	―	―
2016 and thereafter	99		828	927	4.11%
Total commercial property debt	$186		$2,037	$2,223	4.17%

(1) Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$10,533	$223	$2,834	$3,461	$4,015
Capital securities - corporate	971	148	190	491	142
Interest expense(2)
Commercial property debt	2,570	157	1,091	641	681
Capital securities - corporate	159	14	82	56	7
Minimum rental payments - ground leases(3)	1,180	6	44	37	1,093
Other non-current financial liabilities	92	―	―	―	92

(1)	Net of transaction costs and includes $164 million of debt associated with assets held for sale
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 27 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in certain commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges, which is a residential development project in Toronto.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 23 to our condensed consolidated financial statements.

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at September 30, 2011 and December 31, 2010, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2011(1)		Dec. 31, 2010(1)
Class AAA Series E	8,000,000(2)	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		190		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		191		200
Class AAA Series I	6,199,342	5.20%		148		179
Class AAA Series J	8,000,000	5.00%		190		200
Class AAA Series K	6,000,000	5.20%		142		149
Total				$971		$1,038

(1)	Net of transaction costs of $1 million and $2 million at September 30, 2011 and December 31, 2010, respectively
(2)
Subject to the company's right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US $2.00) or 95% of the weighted average trading price of common shares at such time

OTHER NON-CURRENT FINANCIAL LIABILITIES
Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2010 - $93 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance at December 31, 2010 represented our obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to page 9). The carrying value of the true-up included an embedded derivative liability valued at nil (December 31, 2010 - $45 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios. The U.S. Office Fund true-up consideration payable was settled in the third quarter of 2011 upon the exercise of the U.S. Office Fund option (refer to page 9). The excess of the consideration paid over the carrying amount of the true-up liability of $3 million was included in earnings as gains (losses) and other items.

OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million was recorded in connection with a reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by us at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs. The gain was recognized in earnings as gains (losses) and other items in the current period upon exercise of the U.S. Office Fund option (refer to page 35).

DEFERRED INCOME TAXES
The sources of deferred tax balances and movements for the nine months ended September 30, 2011 are as follows:

		Recognized in
(Millions)	Dec. 31, 2010	Income	Equity	Other(1)		OCI	Sept. 30, 2011
Deferred tax assets related to non-capital losses and capital losses	$204	$(11)	$(18)	$	―	$41	$216
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(124)	12		(10)	23	(669)
Net deferred tax liabilities	$(366)	$(135)	$(6)		$(10)	$64	$(453)

(1) Increase in deferred tax liabilities in connection with change in ownership in the U.S. Office Fund (refer to page 9)

Together with our Canadian subsidiaries, we have deferred tax assets of $57 million (December 31, 2010 - $35 million) that relate to non-capital losses which expire over the next 20 years and $120 million (December 31, 2010 - $132 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $39 million (December 31, 2010 - $37 million) that relate to net operating losses which expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of real estate investment trust (“REIT”) structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities from our commercial business totaled $887 million at September 30, 2011, compared with $659 million at December 31, 2010. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $226 million (December 31, 2010 - $63 million).

PREFERRED EQUITY – CORPORATE
At September 30, 2011, we had $1,095 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	―
Total			$1,095	$848

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the three and nine months ended September 30, 2011, we paid preferred dividends of $13 million and $41 million, respectively, as compared with $10 million and $27 million during the same periods in 2010. The increase is attributable to the preferred share offerings in the first and fourth quarter of 2010.

During the third quarter of 2011, we issued 10 million Class AAA Series R preferred shares at C$25 per share. The proceeds from the share issuance were approximately $247 million, net of share issuance costs of $3 million. Holders of Series R shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series S preferred shares receiving cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.48%.

In September 2011, we renewed our normal course issuer bid for our common shares for a further one year period. During the twelve month period commencing September 22, 2011 and ending September 21, 2012, we may purchase on the Toronto Stock Exchange and/or the New York Stock Exchange up to 12,584,851 shares, representing approximately 2.5% of our issued and outstanding common shares. A copy of the Notice of Intention relating to our normal course issuer bid may be requested without charge from the company.

COMMON EQUITY
As at September 30, 2011, we had 503,129,567 issued and outstanding common shares. On a diluted basis, we had 521,550,600 common shares outstanding, calculated as follows:

	Sept. 30, 2011	Dec. 31, 2010
Common shares outstanding	503,129,567	502,709,930
Unexercised options	18,421,033	17,358,469
Common shares outstanding – diluted(1)	521,550,600	520,068,399
Share repurchases during the quarter	882,123	―

(1)
Includes potential common shares at September 30, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

In 2011, we repurchased 882,123 shares at an average price of $15.42 per share. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At September 30, 2011, the book value of our common equity was $8.7 billion, compared with a market equity capitalization of approximately $6.9 billion, calculated as total common shares outstanding multiplied by $13.77, the closing price per common share on the New York Stock Exchange on September 30, 2011.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Sept. 30, 2011	Dec. 31, 2010
Shareholders’ equity	$9,803	$8,807
Less: preferred equity	(1,095)	(848)
	8,708	7,959
Add: option proceeds(1)	258	235
Fully diluted common shareholders’ equity	8,966	8,194
Fully diluted common shares outstanding(2)	521.6	520.1
Common equity per share	$17.19	$15.75

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)
The calculation of common equity per share includes potential common shares at September 30, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $364 million of preferred equity outstanding at September 30, 2011 (December 31, 2010 - $382 million) issued by BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to Brookfield Office Properties, without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The decrease over December 31, 2010 is driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2011	Dec. 31, 2010
BPO Properties	1,805,489	Series G	70% of bank prime	$43	$45
	3,816,527	Series J	70% of bank prime	91	96
	300	Series K	30-day BA + 0.4%	143	150
	2,847,711	Series M	70% of bank prime	68	71
	800,000	Series N	30-day BA + 0.4%	19	20
Total				$364	$382

During the three and nine months ended September 30, 2011, dividends of $3 million and $5 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $1 million and $4 million during the same periods in 2010.

NON-CONTROLLING INTERESTS – SUBSIDIARIES
On August 4, 2011, we repurchased the non-controlling interest in BPOP Holdings (US) L.L.C., a subsidiary through which we hold a portion of our interest in the U.S. Office Fund for cash consideration of $36 million and a secured note payable to the vendor of $324 million (refer to page 22). The excess of the carrying amount of the non-controlling interest repurchased over the fair value of the consideration provided of $81 million, net of the related tax effect of $10 million, has been recognized in common equity as contributed surplus.

Also in the third quarter of 2011, we recognized a new non-controlling interest in the U.S. Office Fund of $366 million on August 9, 2011 upon obtaining control of TRZ Holdings (refer to page 9). Also, in September 2011, our co-investor in the U.S. Office Fund contributed an additional $113 million of non-controlling interest.

In the first quarter of 2011, an indirect subsidiary through which we hold our investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

In addition to our 100% owned subsidiaries, Brookfield Heritage and our U.S. Office Fund, we conduct commercial property operations through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. We own a 99.4% equity interest in Brookfield Financial Properties.

We have an indirect ownership interest in Brookfield Office Properties Canada (BOX) of 83.3%. As part of our investment in BOPA, we have a 73.2% controlling interest in Prime. During the second quarter of 2011, we purchased additional units in Prime, bringing our effective ownership interest from 68.4% to 73.2%.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Sept. 30, 2011	Dec. 31, 2010
Units of Brookfield Office Properties Canada(1)	16.7%	$384	$395
Limited partnership units of Brookfield Financial Properties	0.6%	36	32
Units of Brookfield Prime Property Fund(2)	26.8%	74	79
Members interest in Brookfield Heritage Partners LLC(3)	49.0%	83	—
U.S. Office Fund(4)	17.3%	489	375
Total		$1,066	$881

(1) Canadian dollar denominated
(2) Australian dollar denominated
(3) During the first quarter of 2011, we sold a 49% non-controlling interest in Heritage Plaza in Houston
(4) As at September 30, 2011, represents at 17.3% non-controlling interest in TRZ Holdings LLC. As at December 31, 2010, represents a 24% non-controlling interest in BPOP Holdings (US)

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At September 30, 2011, we had approximately $834 million of liquidity consisting of $308 million of cash, including our proportionate share of cash in our equity accounted investees, and approximately $526 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent on occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables. For the nine months ended September 30, 2011, operating cashflow exceeded common share dividends paid by $5 million (for nine months ended September 30, 2010, operating cashflow exceeded common share dividends paid by $65 million). Excluding these amounts, we generated sufficient cashflow from operating activities to fund common dividends.

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at September 30, 2011, our weighted average cost of capital, assuming a 12% return on common equity, was 7.01% (December 31, 2010 – 7.95%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization at September 30, 2011 and December 31, 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010
Liabilities
Commercial property debt	5.66%	5.90%	$10,533	$7,426
Capital securities – corporate	5.43%	5.43%	971	1,038
Shareholders’ equity
Preferred equity - corporate	5.68%	4.11%	1,095	848
Common equity(2)	12.00%	12.00%	6,928	8,908
Other equity
Preferred equity - subsidiaries	1.83%	1.52%	364	382
Non-controlling interests – subsidiaries(3)	12.00%	12.00%	1,066	881
Total(4)	7.01%	7.95%	$20,957	$19,483
(1)	As a percentage of average book value unless otherwise noted
(2)
Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares

(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS
Our net income attributable to common shareholders for the three and nine months ended September 30, 2011 was $415 million and $1,352 million ($0.72 and $2.37 per diluted share), respectively, compared with $159 million and $581 million ($0.28 and $1.03 per diluted share) during the same periods in 2010. The increase in net income attributable to common shareholders quarter over quarter is largely the result of:

•
an increase of $101 million ($0.20 per diluted share) in commercial property operating income due to the acquisition of an interest in Australian properties in the third quarter of 2010, the acquisitions of 650 Massachusetts and Three Bethesda Metro Center in Washington, D.C., Heritage Plaza in Houston, 50% interest in BankWest Tower in Perth and the remaining 50% interest in Southern Cross West Tower in Melbourne, and the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 as well as the impact of foreign exchange;

•
an increase in interest and other income of $13 million ($0.03 per diluted share) due to interest income earned on participating loan interests as well as interest earned on our residential note receivable;

•	$150 million ($0.30 per diluted share) in gains (losses) and other items due primarily to recognition of the deferred gain upon exercise of the U.S. Office Fund option in the third quarter of 2011;

•
an increase of $169 million ($0.33 per diluted share) in fair value gains mostly attributable to changes in the fair value of investment properties due to changes in the timing of expected cash flows and capital expenditures, the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 as well as the impact of foreign exchange; offset by,

o
an increase of $65 million ($0.13 per diluted share) in interest expense on commercial property debt due to various acquisitions and the consolidation of the U.S. Office Fund debt subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 as well as draws on our corporate credit facility;

o
an increase of $5 million ($0.01 per diluted share) in general and administrative expenses as a result of the acquisition of an interest in Australian properties in the third quarter of 2010, as well as the impact of foreign exchange;

o	an increase of $1 million (nil per diluted share) in depreciation;

o
a decrease of $43 million ($0.08 per diluted share) in our share of earnings (losses) from equity accounted investments due to the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011;

o	an increase in income tax expense of $22 million ($0.04 per diluted share) due to increased earnings driven by fair value adjustments;

o	a decrease of $29 million ($0.06 per diluted share) in income from discontinued operations largely due to the disposition of our residential development segment; and

o	an increase of $12 million ($0.02 per diluted share) in non-controlling interests as a result of increased earnings driven by fair value adjustments.

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2011	2010	2011	2010
Revenue	$492	$323	$1,260	$929
Net operating income
Commercial property operations	276	175	709	526
Interest and other income	41	28	114	56
	317	203	823	582
Interest expense
Commercial property debt	139	74	341	221
Capital securities – corporate	14	14	43	43
General and administrative expense	35	30	103	89
Depreciation	3	2	7	8
Income from continuing operations before gains (losses) and other items fair value gains (losses), share of net earnings of equity accounted investments and income taxes	126	83	329	221
Gains (losses) and other items, net	150	—	150	—
Fair value gains (losses), net	205	36	655	59
Share of net earnings from equity accounted investments	17	60	489	358
Income before income taxes	498	179	1,623	638
Income tax expense	45	23	174	65
Income from continuing operations	453	156	1,449	573
Income from discontinued operations	(8)	21	53	71
Net income	445	177	1,502	644
Non-controlling interests	30	18	150	63
Net income attributable to common shareholders	$415	$159	$1,352	$581

Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2011	2010	2011	2010
Net income attributable to common shareholders	$415	$159	$1,352	$581
Preferred share dividends	(13)	(10)	(41)	(27)
Net income attributable to common shareholders – basic	402	149	1,311	554
Dilutive effect of conversion of capital securities – corporate	14	14	43	43
Net income attributable to common shareholders – diluted	$416	$163	$1,354	$597

Weighted average shares outstanding – basic	503.5	501.7	503.1	501.6
Unexercised options	4.8	4.2	5.3	4.4
	508.3	505.9	508.4	506.0
Conversion of capital securities – corporate	70.6	73.5	70.6	73.5
Weighted average shares outstanding – diluted	578.9	579.4	579.0	579.5

Weighted average shares outstanding – basic	503.5	501.7	503.1	501.6
Earnings per share attributable to common shareholders – basic	$0.80	$0.30	$2.61	$1.10

Weighted average shares outstanding – diluted	578.9	579.4	579.0	579.5
Earnings per share attributable to common shareholders – diluted	$0.72	$0.28	$2.37	$1.03

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Net income attributable to common shareholders	$415	$159	$1,352	$581
Add (deduct) non-cash and certain non-recurring items:
Fair value gains (losses), net	(202)	(36)	(627)	(38)
Fair value adjustments in earnings from equity accounted investments	31	5	(310)	(141)
Non-controlling interests in above items	19	4	105	24
Income taxes	45	23	174	65
Discontinued operations (1)	14	17	(23)	29
Other non-cash items – loan notes	(3)	—	(28)	—
Cash payments under interest rate swap contracts	(1)	(3)	(4)	(9)
Gains (losses) and other items, net	(150)	—	(150)	—
Funds from operations	$168	$169	$489	$511

(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2011	2010	2011	2010
Funds from operations	$168	$169	$489	$511
Preferred share dividends	(13)	(10)	(41)	(27)
	$155	$159	$448	$484
Funds from operations per diluted share (1)	$0.30	$0.32	$0.88	$0.97

(1)
The calculation of funds from operations per diluted share includes potential common shares at September 30, 2011 and September 30, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

REVENUE
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Commercial property revenue
Revenue from continuing operations	$444	$279	$1,118	$826
Recurring fee income	14	14	46	47
Lease termination, non-recurring fee and other income	3	4	3	11
Total commercial property revenue	461	297	1,167	884
Interest and other(1)	31	26	93	45
Total	$492	$323	$1,260	$929

(1) Excludes impact of foreign exchange gains and losses associated with our net Canadian dollar denominated monetary liability position and other gains of $10 and $21 million included in other income for the three and nine months ended September 30, 2011, respectively

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $276 million and $709 million for the three and nine months ended September 30, 2011 compared with $175 million and $526 million during the same periods in 2010.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Commercial property revenue
Revenue from current properties	$437	$280	$1,102	$825
Straight-line rental income	7	(1)	16	1
Revenue from continuing operations	444	279	1,118	826
Recurring fee income	14	14	46	47
Lease termination, non-recurring fee and other income	3	4	3	11
Total commercial property revenue	461	297	1,167	884
Property operating costs	(185)	(122)	(458)	(358)
Commercial property net operating income	$276	$175	$709	$526

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $461 million and $1,167 million, respectively, during the three and nine months ended September 30, 2011 compared with $297 million and $884 million during the same periods in 2010. The increase year over year is attributable to the acquisition of an economic interest in a portfolio of properties in Australia, the acquisition of 650 Massachusetts and Three Bethesda Metro Center in Washington, D.C., Heritage Plaza in Houston, an interest in BankWest Tower in Perth, an additional 50% interest in South Cross West Tower in Melbourne, as well as the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option and the impact of foreign exchange.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2011, we recognized straight-line rental revenue of $7 million and income of $16 million, respectively, as compared with $(1) million and $1 million during the same periods in 2010.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $185 million and $458 million, respectively, during the three and nine months ended September 30, 2011, as compared with $122 million and $358 million during the same periods in 2010, primarily driven by increased revenue from commercial properties as noted above.

Same property net operating income is defined as properties included in our consolidated results that we own and operate during both the current and prior year reporting periods. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods.

The components of net operating income for the three and nine months ended September 30, 2011 and 2010 is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Same property	$154	$156	$471	$466
Lease terminations, non-recurring fee and other income	3	4	3	11
Recurring fee income	14	14	46	47
Properties acquired during the period(1)	105	—	189	—
Properties sold during the period	—	1	—	2
Total commercial property net operating income	$276	$175	$709	$526

(1) Includes the consolidation of the U.S. Office Fund in the third quarter of 2011

Same property net operating income decreased by $2 million quarter over quarter as a result of an increase in vacancies in our New York, Boston and Houston markets due to expiries offset by the strengthening of the Canadian dollar since 2010, higher average rents on new leases versus expiring leases and lease up’s at Bay Adelaide West in Toronto and 77 K Street in Washington, D.C.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, with our proactive leasing strategy, we continue to reduce our lease expiry profile for the upcoming years and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Houston and Perth. Additionally, our average in-place rents of $27.64 allow for positive mark-to-market growth when compared to blended market net rents of $33.00.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income.

Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2011 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(1)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown(2)	6,230	9.7	$39.01	$60
Downtown	13,721	6.2	28.04	32
Boston, Massachusetts	1,990	4.1	27.07	26
Washington, D.C.	6,504	5.8	26.17	32
Los Angeles, California	4,530	6.2	21.55	22
Houston, Texas	8,163	8.2	13.59	21
Toronto, Ontario	8,759	7.9	25.74	29
Calgary, Alberta	5,944	11.6	27.31	30
Ottawa, Ontario	1,747	2.6	17.43	21
Denver, Colorado	1,329	5.8	18.50	19
Minneapolis, Minnesota	2,530	7.8	10.01	15
Sydney, Australia	4,085	7.0	58.17	65
Melbourne, Australia	2,277	7.7	37.51	36
Perth, Australia	612	4.6	51.02	64
Other	662	8.9	18.55	27
Total	69,083	7.4	$27.64	$33

(1)     Leasing data presented based on 100% of leasable area
(2)   Midtown New York includes 450 West 33rd Street. Excluding this amount, Midtown in-place rent would be $45.02

Our total managed portfolio occupancy rate decreased to 92.6% at September 30, 2011 compared with 95.1% at September 30, 2010. Our occupancy decreased due to the sale of 1400 Smith Street in Houston which was 100% leased, and the acquisition of certain assets at lower occupancy levels, as well as expiries in New York, Boston and Houston. At September 30, 2011, average in-place net rent throughout our managed portfolio was $27.64 per square foot compared with $27.20 per square foot at September 30, 2010.

A summary of our occupancy levels as at September 30, 2011 and 2010, including our equity accounted investments and property investments through participating loan interests, is as follows:

	Sept. 30, 2011		Sept. 30, 2010
	Leasable(1)%		Leasable(1)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	6,230	92.4	4,438	95.1
Downtown	13,721	92.3	13,723	98.0
Total New York, New York	19,951	92.4	18,161	97.3
Boston, Massachusetts	1,990	71.7	1,990	82.4
Washington, D.C.	6,504	92.3	6,192	92.7
Los Angeles, California	4,530	83.2	4,530	83.8
Houston, Texas	8,163	89.4	8,280	94.8
Toronto, Ontario	8,759	93.7	8,809	95.4
Calgary, Alberta	5,944	99.2	5,943	98.3
Ottawa, Ontario	1,747	99.7	1,747	99.7
Denver, Colorado	1,329	97.0	1,329	94.8
Minneapolis, Minnesota	2,530	94.0	2,530	92.0
Sydney, Australia	4,085	99.1	4,094	99.2
Melbourne, Australia	2,277	99.6	2,275	98.8
Perth, Australia	612	94.6	192	100.0
Other	662	97.3	1,253	96.8
Total Managed	69,083	92.6	67,325	95.1

(1)	Leasing data presented based on 100% of leasable area

During the nine months ended September 30, 2011, we leased 7.4 million square feet of our managed space at an average leasing net rent of $29.00 per square foot. This included 2.5 million square feet of new leases and 4.9 million square feet of renewals. Expiring net rent for our managed portfolio averaged $25.98 per square foot. Additionally, we have managed to reduce our five-year rollover exposure by 440 basis points within our managed portfolio since the beginning of the year.

The details of our leasing activity for the nine months ended September 30, 2011, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2010			Expiring		Leasing	Leasing	Acq./	Sept. 30, 2011
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,214	(462)	$26.71	274	$50.83	$55.92	1,729	6,230	5,755
Downtown	13,721	13,445	(1,632)	30.30	858	28.14	31.42	―	13,721	12,671
Boston, Massachusetts	1,990	1,643	(467)	42.50	251	26.43	27.93	―	1,990	1,427
Washington, D.C.	6,136	5,723	(218)	24.42	170	23.26	23.96	329	6,504	6,004
Los Angeles, California	4,530	3,890	(562)	19.76	440	20.49	23.30	―	4,530	3,768
Houston, Texas	9,430	8,898	(1,286)	14.21	951	17.80	20.15	(1,267)	8,163	7,296
Toronto, Ontario	8,810	8,235	(1,732)	25.41	1,745	26.32	26.70	(37)	8,759	8,211
Calgary, Alberta	5,944	5,851	(1,551)	28.65	1,597	28.75	30.34	―	5,944	5,897
Ottawa, Ontario	1,747	1,741	(6)	18.37	7	19.39	19.69	―	1,747	1,742
Denver, Colorado	1,329	1,281	(198)	21.69	207	19.78	21.53	―	1,329	1,290
Minneapolis, Minnesota	2,530	2,359	(350)	15.50	369	15.69	16.59	―	2,530	2,378
Sydney, Australia	4,085	4,042	(132)	54.74	139	63.49	70.79	―	4,085	4,049
Melbourne, Australia	2,277	2,266	(323)	31.67	324	36.41	43.74	―	2,277	2,267
Perth, Australia	192	192	―	―	―	―	―	387	612	579
Other	662	648	(74)	21.67	70	29.78	30.47	―	662	644
Total Managed	67,821	64,428	(8,993)	$25.98	7,402	$26.91	$29.00	1,141	69,083	63,978

(1)	Excludes developments
(2)	Leasing data presented based on 100% of leasable area
(3)	Restated for remeasurements performed during the first quarter of 2011

Additionally, during the nine months ended September 30, 2011, tenant improvements and leasing costs related to leasing activity that occurred during the period totaled $20.30 and $9.34 per square foot, respectively, compared to $18.88 and $9.42 per square foot during the same period in 2010.

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. which has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 59,908 units in over 315 condominium corporations.

The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Property management, leasing, project management and other fees	$7	$8	$27	$30
Brookfield Residential Services Ltd. fees	7	6	19	17
Total	$14	$14	$46	$47

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages, residential receivables and other loans receivable, interest earned on cash balances, and transactional gains.

The components of interest and other income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Interest income on loans receivable from BAM(1)	$13	$22	$48	$27
Interest income on residential note receivable	9	―	18	―
Interest income on participating loan interests	5	―	13	―
Foreign exchange gains (losses)	(1)	2	(1)	11
Other interest income	5	3	17	13
Other income	10	1	19	5
Total	$41	$28	$114	$56

(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM

The increase in interest and other income year over year is attributable to interest income earned on a loan receivable which represents our indirect interest in debt securities acquired at a discount, interest income on our residential note receivable, income on our participating loan interests, and an increase in other income due to one time items in the current year.

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt was $139 million and $341 million during the three and nine months ended September 30, 2011 an increase from $74 million and $221 million in 2010 mainly due to the acquisition of an economic interest in a portfolio in Australia in the third quarter of 2010 as well as new debt, the consolidation of the U.S. Office Fund assets and the impact of foreign exchange.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount was $14 million and $43 million, respectively, during the three and nine months ended September 30, 2011, consistent with $14 million and $43 million during the same periods in 2010.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and nine months ended September 30, 2011 increased to $35 million and $103 million, respectively, from $30 million and $89 million during the same periods in 2010 primarily due to the acquisition of an economic interest in a portfolio in Australia during the third quarter of 2010, as well as the consolidation of the U.S. Office Fund assets and the impact of foreign exchange. Included in general and administrative expenses is $6 million and $17 million (2010 - $5 million and $15 million, respectively) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION
Depreciation for the three and nine months ended September 30, 2011 was $3 million and $7 million, respectively, remaining relatively consistent with $2 million and $8 million for the respective periods in 2010.

GAINS (LOSSES) AND OTHER ITEMS, NET
Gains (losses) and other items includes certain items recognized in connection with the exercise of the U.S. Office Fund option as follows:

(Millions)
Excess of net assets of TRZ Holdings recognized on assumption of control over the carrying amount of the equity accounted investment in the U.S. Office Fund	$212
Carrying amount of U.S. Office Fund option derecognized	(241)
Deferred gain realized	172
Excess of consideration paid to settle the U.S. Office Fund true-up consideration payable over carrying amount	(3)
Related tax effects	10
Total	$150

FAIR VALUE GAINS (LOSSES), NET
During the three and nine months ended September 30, 2011, we recognized fair value gains of $205 million and $655 million, respectively (2010 – gains of $36 million and $59 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property during the three and nine months ended September 30, 2011, we recognized a fair value gain of nil and nil respectively (2010 – nil and $21 million) related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C., which was transferred to an affiliate in the first quarter of 2010 and subsequently settled. Also included in fair value for the three and nine months ended September 30, 2011 are losses of nil and $59 million, respectively, related to the change in value of the U.S. Office Fund option and true-up liability, up to the date the option was exercised (2010 – gain of $6 million and a loss of $23 million, respectively). We also recognized gains of $4 million and $29 million for the three and nine months ended September 30, 2011, respectively, on the embedded derivative within our participating loan interests (2010 – nil and nil, respectively).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Investment properties
Commercial properties	$226	$42	$726	$109
Development properties	(18)	(6)	(31)	(46)
	208	36	695	63
Financial instruments
Participating loan interests	4	―	29	―
Loans receivable	―	―	―	21
U.S. Office Fund option and true-up liability	―	6	(59)	(23)
Other financial instruments designated as FVTPL	(7)	(6)	(10)	(2)
	(3)	―	(40)	(4)
Total	$205	$36	$655	$59

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Three months ended Sept. 30	2011	2010	2011	2010	2011	2010
U.S. Office Fund	$17	$42	$(24)	$4	$(7)	$46
Other equity accounted investments(1)	31	22	(7)	(8)	24	14
Total	48	64	(31)	(4)	17	60
Non-controlling interests	7	9	4	3	11	12
Total net to Brookfield Office Properties	$41	$55	$(35)	$(7)	$6	$48

(1)Includes jointly controlled entities as well as associates

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Nine months ended Sept. 30	2011	2010	2011	2010	2011	2010
U.S. Office Fund	$92	$126	$296	$117	$388	$243
Other equity accounted investments(1)	87	90	14	25	101	115
Total	179	216	310	142	489	358
Non-controlling interests	21	25	66	27	87	52
Total net to Brookfield Office Properties	$158	$191	$244	$115	$402	$306

(1)Includes jointly controlled entities as well as associates

Funds from operations of our equity accounted investments decreased to $48 million and $179 million, respectively, for the three and nine months ended September 30, 2011 from $64 million and $216 million during the same periods in 2010 due to the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, offset by the acquisition of 450 West 33rd Street in New York and the acquisition of an interest in E&Y Centre in Sydney, Australia, both of which we own through joint venture entities. Net of our Fund partners’ share of funds from operations, which is included in non-controlling interest – fund subsidiaries, our share of funds from operations was $41 million and $158 million, respectively, for the three and nine months ended September 30, 2011 (2010 - $55 million and $191 million). Including fair value adjustments, our share of net earnings of equity accounted investments was $17 million and $489 million for the three and nine months ended September 30, 2011, compared to $60 million and $358 million during the same periods in 2010. Net of our Fund partners’ share of net earnings of equity accounted investments, which is included in non-controlling interest – fund subsidiaries, our share of net earnings of equity accounted investments was $6 million and $402 million for the three and nine months ended September 30, 2011 (2010 – $48 million and $306 million).

INCOME TAXES
Income tax expense for the three and nine  months ended September 30, 2011 was $45 million and $174 million, as compared with $23 million and $65 million during the same periods in 2010, primarily due to fair value gains during the current period.

The major components of income tax expense (benefit) include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Current tax expense	$15	$19	$39	$43
Deferred tax expense	30	4	135	22
Total income tax expense	$45	$23	$174	$65

In connection with the disposition of the residential development segment in the first quarter of 2011, we recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses.

DISCONTINUED OPERATIONS
The following table summarizes income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Commercial revenue	$14	$14	$41	$42
Commercial operating expenses	(7)	(8)	(20)	(22)
	7	6	21	20
Residential revenue	―	133	83	359
Residential operating expenses	―	(101)	(70)	(279)
	―	32	13	80
Interest and other income	―	2	1	8
Interest expense	(1)	(2)	(5)	(8)
Depreciation and amortization	―	(1)	(1)	(2)
Income from discontinued operations before fair value gains (losses) and income taxes	6	37	29	98
Fair value gains (losses)	(15)	(6)	28	(4)
Income tax benefit (expense)	1	(10)	(4)	(23)
Income from discontinued operations attributable to common shareholders	$(8)	$21	$53	$71

Residential development operations
Our residential development operations were located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result had an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed nil and $13 million of net operating income during the three and nine months ended September 30, 2011, as compared to $32 million and $80 million during the same periods in 2010. The decrease is due to decreased lot sales during the first quarter of 2011 and the sale of our residential operations.

The components of residential development net operating income are as follows:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2011		2010	2011	2010
Sales revenue	$	―	$133	$83	$359
Operating costs		―	(101)	(70)	(279)
Total	$	―	$32	$13	$80

Lot sales for the three and nine months ended September 30, 2011 and 2010, and the related revenue earned are as follows:

Lot Sales			Lot Sales Revenue			Average Lot Sales Revenue
(Units/Acres)			(Millions)			(Thousands)
Three months ended Sept. 30	2011	2010	2011		2010	2011		2010
Single Family (Lots)
Alberta	―	305	$	―	$41	$	―	$138
Colorado	―	19		―	2		―	89
Texas	―	―		―	―		―	―
Missouri	―	3		―	―		―	72
Total Single Family (Lots)	―	327		―	43
Total Single Family (Acre Equivalent)(1)	―	49
Multi-Family, Commercial and Industrial (Acres)
Alberta	―	24		―	3		―	242
Ontario	―	―		―	―		―	―
Texas	―	―		―	―		―	―
Total Land Sales Revenue			$	―	$46

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
Nine months ended Sept. 30	2011	2010	2011	2010	2011	2010
Single Family (Lots)
Alberta	211	883	$33	$134	$141	$139
Colorado	12	108	1	8	72	75
Texas	―	4	―	―	―	51
Missouri	―	5	―	―	―	71
Total Single Family (Lots)	223	1,000	34	142
Total Single Family (Acre Equivalent)	33	155
Multi-Family, Commercial and Industrial (Acres)
Alberta	―	32	―	8	―	321
Ontario	―	―	―	―	―	―
Texas	―	―	―	―	―	―
Total Land Sales Revenue			$34	$150

Home sales for the three and nine months ended September 30, 2011 and 2010 and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)			Average Home Sales Revenue (Thousands)
Three months ended Sept. 30	2011	2010	2011		2010	2011		2010
Single Family
Alberta	―	106	$	―	$33	$	―	$299
Ontario	―	57		―	17		―	307
	―	163		―	50
Multi-Family
Alberta	―	129		―	37		―	282
Total	―	292	$	―	$87

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
Nine months ended Sept. 30	2011	2010	2011	2010	2011	2010
Single Family
Alberta	63	278	$21	$84	$323	$298
Ontario	41	141	14	45	345	322
	104	419	35	129
Multi-Family
Alberta	50	287	14	80	290	278
Total	154	706	$49	$209

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to nil and $70 million during the three and nine months ended September 30, 2011 from $101 million and $279 million during the same periods in 2010.

NON-CONTROLLING INTERESTS
The following table outlines our non-controlling interests:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Preferred shares – subsidiaries	$3	$1	$5	$4
Non-controlling interests – subsidiaries	30	18	150	63
Total non-controlling interests	$33	$19	$155	$67

Preferred shares – subsidiaries
Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three and nine months ended September 30, 2011, dividends paid on shares issued by BPO Properties was $3 million and $5 million, respectively, compared to $1 million and $4 million during the same periods in 2010.

Non-controlling interests – subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Office Properties in BOX, Brookfield Financial Properties, Prime, Brookfield Heritage Partners LLC and the U.S. Office Fund.

Non-controlling interest in subsidiary earnings was $30 million and $150 million, respectively, during the three and nine months ended September 30, 2011, as compared with $18 million and $63 million during the same periods in 2010.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Office Properties:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2011	2010	2011	2010
Brookfield Office Properties Canada	Participating interests	$11	$5	$30	$8
Brookfield Financial Properties	Participating interests	1	1	4	3
Brookfield Prime Property Fund	Participating interests	6	―	14	―
Brookfield Heritage Partners LLC	Participating interests	1	―	15	―
U.S. Office Fund(1)	Participating interests	11	12	87	52
Total		$30	$18	$150	$63

(1) Includes U.S. Office Fund share of non-cash items, such as fair value adjustments

SEGMENTED INFORMATION
Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. Approximately 52% of our commercial property net operating income is derived from the U.S. (2010 – 63%) and approximately 64% of our assets are invested in the U.S. (2010 – 54%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our residential development operations were focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S.

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. We use net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, our share of funds from operations of equity accounted investments and funds from discontinued operations. Details of segmented financial information for our principal areas of business are as follows:

Commercial								Residential
United States			Canada		Australia			Development			Total
Nine months ended	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2011	2010	2011	2010	2011		2010		2011	2010	2011	2010
Revenue	$689	$561	$412	$368	$159	$	―	$	―	$ ―	$1,260	$929

Net operating income from commercial property operations	367	315	230	211	112		―		―	―	709	526
Interest and other income	73	54	26	2	15		―		―	―	114	56
	440	369	256	213	127		―		―	―	823	582

Interest expense	(222)	(170)	(103)	(94)	(59)		―		―	―	(384)	(264)
General and administrative expense	(48)	(49)	(48)	(40)	(7)		―		―	―	(103)	(89)
Other(1)	(8)	24	(1)	12	(2)		―		―	―	(11)	36
Funds from operations of equity accounted investments	149	172	15	13	15		―		―	―	179	185
Funds from discontinued operations	17	20	―	―	―		―		13	80	30	100
Non-controlling interests in funds from operations	(26)	(28)	(17)	(11)	(2)		―		―	―	(45)	(39)
Funds from operations	302	338	102	93	72		―		13	80	489	511
Fair value gains (losses)	485	83	37	(28)	133		4		―	―	655	59
Fair value gains (losses) of equity accounted investments	317	180	(7)	(7)	―		―		―	―	310	173
Other(2)	154	(29)	(1)	(16)	1		1		―	―	154	(44)
Income taxes	(88)	(24)	(29)	(40)	(57)		(1)		―	―	(174)	(65)
Funds from discontinued operations	(17)	(20)	―	―	―		―		(13)	(80)	(30)	(100)
Non-controlling interests in funds from operations	26	28	17	11	2		―		―	―	45	39
Income from continuing operations	1,179	556	119	13	151		4		―	―	1,449	573
Income from discontinued operations	40	1	4	7	―		―		9	63	53	71
Net income	1,219	557	123	20	151		4		9	63	1,502	644
Net income attributable to non-controlling interests	104	54	28	9	18		―		―	―	150	63
Net income attributable to common shareholders	$1,115	$503	$95	$11	$133		$4		$9	$63	$1,352	$581

(1) Includes $53 million realized gain on investment in U.S. commercial operations in the nine months ended September 30, 2010

(2) Includes $150 million recognition of deferred gain in U.S. commercial operations upon settlement of the option in the nine months ended September 30, 2011

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010		2011	2010	2011	2010
Assets	$15,575	$11,030	$4,956	$4,527	$3,647	$3,323	$	―	$1,540	$24,178	$20,420

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2011	2010	2011	2010	2011		2010		2011	2010	2011	2010
Total net operating income(1)	$613	$603	$248	$223	$170	$	―	$	―	$ ―	$1,031	$826

(1) Includes net operating income of equity accounted investments of $246 million, $18 million and $58 million in the United States, Canada and Australian commercial operations, respectively (2010 - $288 million, $12 million and nil, respectively)

QUARTERLY RESULTS
The 2011, 2010 and 2009 results in accordance with IFRS by quarter are as follows:

	2011			2010				2009
(Millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$492	$388	$380	$397	$323	$307	$299	$330	$283	$276	$267
Net income (loss) from continuing operations attributable to common shareholders	423	596	280	933	138	139	233	909	(294)	(413)	(586)
Net income (loss) attributable to common shareholders	415	631	306	971	159	172	250	1,038	(283)	(399)	(576)

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.81	$1.16	$0.53	$1.84	$0.26	$0.26	$0.44	$1.80	$(0.67)	$(1.06)	$(1.50)
Discontinued operations	(0.01)	0.07	0.05	0.07	0.04	0.07	0.04	0.26	0.02	0.04	0.02
	$0.80	$1.23	$0.58	$1.91	$0.30	$0.33	$0.48	$2.06	$(0.65)	$(1.02)	$(1.48)

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.73	$1.05	$0.49	$1.63	$0.24	$0.25	$0.41	$1.54	$(0.67)	$(1.05)	$(1.50)
Discontinued operations	(0.01)	0.06	0.05	0.07	0.04	0.06	0.03	0.21	0.02	0.04	0.03
	$0.72	$1.11	$0.54	$1.70	$0.28	$0.31	$0.44	$1.75	$(0.65)	$(1.01)	$(1.47)

PART III – RISKS AND UNCERTAINTIES
Brookfield Office Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 27 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At September 30, 2011, we had a floating rate bank credit facility of $660 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$125 million, the terms of which extend to June 2014. At September 30, 2011, the balances drawn on these facilities were $253 million and nil, respectively. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 28% of our outstanding commercial property debt at September 30, 2011 is floating rate debt (December 31, 2010 – 36%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $30 million or $0.06 per share on an annualized basis. Taking into account our preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase income attributable to non-controlling interests by $4 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 46, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 51% of fair value of our commercial properties (December 31, 2010 - 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.8% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2011	2012	2013	2014	2015	2016	Beyond	Year of Expiry(3)	Total	%(2)
1	Government & Government Agencies	All Markets	AA+	4	140	1,213	205	1,204	294	2,289	Various	5,349	7.8%
2	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A		51	4,246		21		789		5,107	7.4%
3	Wells Fargo/Wachovia(5)	New York	AA-			3	66	1,399		76	2019	1,544	2.2%
4	CIBC(6)	NY/Toronto/Calgary	A+	38					7	1,382	2033	1,427	2.1%
5	Suncor Energy	Calgary	BBB+							1,320	2028	1,320	1.9%
6	RBC	Six Markets	AA-	12	44	58		12	16	1,160	2023	1,302	1.9%
7	Kellogg, Brown & Root	Houston	Not Rated							1,268	2030	1,268	1.8%
8	Bank of Montreal	Calgary/Toronto	A+			29	13		17	1,073	2024	1,132	1.6%
9	Target Corporation	Minneapolis/LA	A+							984	2024	984	1.4%
10	KPMG	Washington D.C./Sydney/ Toronto	Not Rated		210				295	371	2024	876	1.3%
11	Devon Energy	Houston	BBB+							807	2020	807	1.2%
12	Imperial Oil	Calgary	AAA						717			717	1.0%
13	Encana Corporation	Calgary/Denver	BBB+					241		467	2019	708	1.0%
14	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated				145	519				664	1.0%
15	Continental Airlines	Houston	B					652				652	0.9%
16	Société Générale	New York/Houston	Not Rated		12					593	2032	605	0.9%
17	Cadwalader, Wickersham & Taft	New York	Not Rated							549	2024	549	0.8%
18	Talisman Energy	Calgary	BBB					12		527	2025	539	0.8%
19	Ernst & Young	Denver/LA/Sydney	Not Rate	29					360	121	2022	510	0.7%
20	Chevron	Houston	AA							475	2019	475	0.7%
	Total			83	457	5,549	429	4,060	1,706	14,251		26,535	38.4%
	Total %			0.3%	1.7%	20.9%	1.6%	15.3%	6.4%	53.8%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.8 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5)
Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet

(6)	CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 8% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, less than 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2011 including our equity accounted investments:

	Currently Available	Remainder							2018 & Beyond
(000's Sq. Ft.)		2011	2012	2013	2014	2015	2016	2017		Total
Midtown, New York	475	28	72	586	149	450	329	54	4,087	6,230
Downtown, New York	1,050	48	249	4,519	314	2,088	439	754	4,260	13,721
Boston	563	3	43	6	57	10	438	35	835	1,990
Washington, D.C.	500	53	560	497	1,497	427	246	152	2,572	6,504
Los Angeles	762	15	560	165	278	278	411	147	1,914	4,530
Houston	867	92	625	391	469	1,039	242	280	4,158	8,163
Toronto	548	69	253	578	304	724	971	459	4,853	8,759
Calgary	47	17	119	116	111	536	823	74	4,101	5,944
Ottawa	5	4	13	1,148	9	547	6	―	15	1,747
Denver	39	―	50	149	75	92	182	9	733	1,329
Minneapolis	152	2	113	171	209	180	118	98	1,487	2,530
Sydney	36	34	190	114	65	588	781	95	2,182	4,085
Melbourne	10	39	67	23	94	196	84	148	1,616	2,277
Perth	33	5	―	―	335	9	4	61	165	612
Other	18	4	36	107	25	75	45	48	304	662
Total Managed	5,105	413	2,950	8,570	3,991	7,239	5,119	2,414	33,282	69,083
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2011 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

INSURANCE RISKS
United States
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$700 million per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS
Approximately 36% of our assets and 45% of our revenues originate in Canada and Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under Financial Instruments on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. Our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows.

At September 30, 2011, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis. At September 30, 2011, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using methods similar to those discussed above. Our investment in the UK does not currently generate any income.

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2011 and/or 2010, we used the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Sept. 30, 2011	Forecasted fixed rate debt interest rate swaps	C$515	3.10% to 3.55%	Oct 2021 to Nov 2023	(C$44)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$9)
	Interest rate caps of US$ LIBOR debt	$740	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$923	0.8% to 1.5%	Sep 2012 to May 2014	($10)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$875	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$39)
	Forecasted fixed rate debt interest rate swaps	$1,100	2.6% to 4.7%	Aug 2021 to Nov 2024	($129)
Dec. 31, 2010	Forecasted fixed rate debt interest rate swaps	C$60	2.5%	March 2011	(C$2)
	Interest rate caps of US$ LIBOR debt	$300	5.0%	August 2011	nil
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$257	5.0%	April 2011 to Jan 2012	A$1
	Interest rate swaps of US$ LIBOR debt	$250	0.8% to 1.2%	Sept 2012 to July 2013	($1)
	Forecasted fixed rate debt interest rate swaps	$25	3.5%	August 2021	nil

For the nine months ended September 30, 2011, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Dec 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of September 30, 2011 we had designated C$705 million (December 31, 2010 – C$950 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

Other derivatives
The following table provides details of other derivatives outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Derivative Type	Notional	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
Sept. 30, 2011	Total return swap(1)				$16	($3)	General and administrative expense
Dec. 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	A$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	(A$7)	A$4	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				$19	$6	General and administrative expense

(1)Relates to the total return swap on our shares in connection with the Deferred Share Unit Plan

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the condensed consolidated financial statements. Transactions with entities under common control that are not in the normal course of operations are measured at their carrying amount.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.5 million and $1.3 million for the three and nine months ended September 30, 2011, respectively (2010 - $0.4 million and $1.2 million, respectively). In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

On March 31, 2011, we disposed of our residential development division to BRPI, an entity controlled by BAM. Refer to page 20 for discussion of the disposal transaction. Refer to page 18 for information on promissory notes receivable from BRPI.

As part of the transaction with BAM through which we obtained an interest in 18 properties in Australia owned by another BAM subsidiary, we entered into a subordinated bridge acquisition facility which was repaid in the second quarter of 2011 (December 31, 2010 - $428 million). As of September 30, 2011, we also have variable rate property level debt payable to a BAM subsidiary of $381 million (December 31, 2010 - $401 million) that is due in May 2013. Interest expense associated with these facilities was $8 million and $30 million for the three and nine months ended September 30, 2011, respectively (2010 – nil and $1 million). We also have a loan receivable of $97 million (December 31, 2010 - $102 million) from BAM. Refer to page 18 for information on this loan receivable.

At September 30, 2011, we had approximately $15 million (December 31, 2010 - $15 million) of indebtedness outstanding to a BAM subsidiary and a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was nil and $1 million for the three and nine months ended September 30, 2011 (2010 – nil and nil).

At September 30, 2011, loans receivable includes nil (December 31, 2010 - $504 million) representing our indirect interest, through cash collateralized total return swaps entered into with BAM. Refer to page 18 for discussion of the settlement of these total return swaps.

BAM owns $200 million of our Class AAA Series E capital securities, and we have an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

DIVIDENDS
Dividends paid by Brookfield Office Properties during the first, second and third quarters of 2011 and the year ended December 31, 2010 are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010
Common shares	US$	$0.1400	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0208	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1313	0.1313	0.1313	0.4414
Class AAA Series E preferred shares	C$	0.1323	0.1309	0.1295	0.4536
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3292	0.2560	0.2897	1.3000
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	0.4219	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	0.3844	0.3844	1.4480
Class AAA Series P preferred shares	C$	0.3219	0.3219	0.3219	0.2504

Condensed Consolidated Balance Sheets

Unaudited
(US Millions)	Note	Sept. 30, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties
Commercial properties	3	$18,578	$12,742
Commercial developments	3	1,283	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	4	―	1,285
Jointly controlled entities	5	2,008	1,243
Investments in associates	6	15	18
Participating loan interests	7	414	411
Other non-current financial assets	8	661	1,022
		22,959	17,771
Current assets
Receivables and other assets	9	521	574
Restricted cash and deposits		70	42
Cash and cash equivalents		274	142
		865	758
Assets held for sale	10	354	1,891
Total assets		$24,178	$20,420

Liabilities Non-current liabilities
Commercial property debt	11	$9,121	$5,339
Capital securities – corporate	12	971	1,038
Other non-current financial liabilities	13	92	105
Other non-current liabilities	14	―	172
Deferred tax liabilities	16	453	366
		10,637	7,020
Current liabilities
Commercial property debt	11	1,248	1,922
Accounts payable and accrued liabilities	15	887	659
		2,135	2,581
Liabilities associated with assets held for sale	10	173	749
Total liabilities		12,945	10,350

Equity
Preferred equity	17	1,095	848
Common equity	17	8,708	7,959
Total shareholders’ equity		9,803	8,807
Non-controlling interests	17	1,430	1,263
Total equity		11,233	10,070
Total liabilities and equity		$24,178	$20,420

See accompanying notes to the condensed consolidated financial statements

Condensed Consolidated Statements of Income

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2011	2010	2011	2010
Revenue	18	$492	$323	$1,260	$929
Net operating income
Commercial property operations	18	276	175	709	526
Interest and other income	18	41	28	114	56
		317	203	823	582
Expenses
Interest
Commercial property debt		139	74	341	221
Capital securities – corporate		14	14	43	43
General and administrative		35	30	103	89
Depreciation		3	2	7	8
Income from continuing operations before gains (losses) and other items, fair value gains (losses), share of net earnings from equity accounted investments and income taxes		126	83	329	221
Gains (losses) and other items, net	19	150	—	150	—
Fair value gains (losses), net	20	205	36	655	59
Share of net earnings from equity accounted investments	21	17	60	489	358
Income from continuing operations before income taxes		498	179	1,623	638
Income tax expense	16	45	23	174	65
Income from continuing operations		453	156	1,449	573
Income (loss) from discontinued operations	10	(8)	21	53	71
Net income		$445	$177	$1,502	$644

Net income attributable to
Common shareholders		$415	$159	$1,352	$581
Non-controlling interests		30	18	150	63
		$445	$177	$1,502	$644
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.81	$0.26	$2.50	$0.96
Discontinued operations		(0.01)	0.04	0.11	0.14
		$0.80	$0.30	$2.61	$1.10
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.73	$0.24	$2.27	$0.90
Discontinued operations		(0.01)	0.04	0.10	0.13
		$0.72	$0.28	$2.37	$1.03

See accompanying notes to the condensed consolidated financial statements

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	2011	2010	2011	2010
Net income	$445	$177	$1,502	$644
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	(445)	153	(262)	104
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended September 30, 2011 of $9 million and $7 million, respectively (2010 – $5 million and $2 million, respectively)	76	(52)	3	(19)
Reclassification of net foreign exchange gains on disposition of residential development segment	―	―	(29)	―
	(369)	101	(288)	85
Derivatives designated as cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2011 of $45 million and $44 million, respectively (2010 – $6 million and $6 million, respectively)	(174)	27	(176)	28
Reclassification of (gains) losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2011 of nil and $1 million, respectively (2010 - $5 million and $5 million, respectively)	1	(28)	1	(28)
	(173)	(1)	(175)	―
Other comprehensive income (loss)	(542)	100	(463)	85
Comprehensive income (loss)	$(97)	$277	$1,039	$729

Comprehensive income (loss) attributable to
Common shareholders	$(48)	$244	$951	$663
Non-controlling interests	(49)	33	88	66
	$(97)	$277	$1,039	$729
See accompanying notes to the condensed consolidated financial statements

Condensed Consolidated Statements of Changes in Equity

Unaudited		Nine months ended Sept. 30
(US Millions)	Note	2011	2010
Preferred equity
Balance, beginning of period		$848	$304
Proceeds from shares issued on share offering		247	257
Balance, end of period	17	$1,095	$561

Common equity
Common shares
Balance, beginning of period		$3,316	$3,303
Shares repurchased		(6)	—
Dividend reinvestment		5	2
Proceeds from shares issued on exercise of options		10	4
Balance, end of period		3,325	3,309
Contributed surplus
Balance, beginning of period		101	10
Shares repurchased		(8)	—
Derecognition of deferred taxes on sale of non-controlling interest in tax transparent subsidiary		—	39
Excess of net assets over proceeds on disposition of residential development segment	10	(9)	—
Excess of net assets over cost of non-controlling interest repurchased		84	9
Stock-based compensation awards		5	4
Balance, end of period		173	62
Retained earnings
Balance, beginning of period		4,216	3,076
Net income attributable to common shareholders		1,352	581
Shareholder distributions
Preferred share dividends		(41)	(27)
Common share dividends		(210)	(211)
Excess of non-controlling interests issued over proceeds received		(7)	—
Excess of net assets over proceeds on disposition of residential development segment	10	(25)	—
Non-controlling interests issued in excess of redemptions		—	(60)
Balance, end of period		5,285	3,359
Accumulated other comprehensive income (loss)
Balance, beginning of period		326	180
Other comprehensive income (loss) attributable to common shareholders		(401)	82
Balance, end of period	17	(75)	262
Total common equity		$8,708	$6,992

Total shareholders’ equity		$9,803	$7,553

Non-controlling interests
Balance, beginning of period		$1,263	$832
Net income attributable to non-controlling interests		150	63
Other comprehensive income (loss) attributable to non-controlling interests		(62)	3
Non-controlling interests issued		544	127
Non-controlling interests repurchased		(465)	(9)
Balance, end of period	17	$1,430	$1,016

Total equity		$11,233	$8,569
See accompanying notes to the condensed consolidated financial statements

Condensed Consolidated Statements of Cashflow

Unaudited		Nine months ended Sept. 30
(US Millions)	Note	2011	2010
Operating activities
Net income		$1,502	$644
Share of undistributed net earnings from equity accounted investments		(455)	(325)
Fair value gains (losses), net		(683)	(35)
Deferred income tax expense		135	22
Gains (losses) and other items, net	19	(150)	—
Accretion of discount on loan receivable		(39)	(31)
Depreciation		8	10
Accretion of debt discount and transaction costs		10	5
Stock option and deferred share units grant expense	22	5	4
Initial direct leasing costs		(8)	(8)
Decrease (increase) in housing and land inventory		5	(36)
Working capital and other		(115)	24
		215	274
Financing activities
Commercial property debt arranged		1,044	160
Commercial property debt repayments		(1,359)	(186)
Corporate credit facilities arranged		651	168
Corporate credit facilities repayments		(334)	—
Non-controlling interest issued		172	—
Non-controlling interest purchased		(40)	—
Land development debt arranged		1	(77)
Land development debt repaid		(10)	386
Distributions to non-controlling interest		(12)	(1)
Proceeds from equity installment receivable		121	—
Common shares issued		10	—
Common shares repurchased		(12)	—
Capital securities redeemed		(23)	—
Preferred shares issued		246	257
Preferred share dividends		(41)	(27)
Common share dividends		(210)	(209)
		204	471
Investing activities
Purchase of financial assets		—	(436)
Proceeds from sale of investment		6	100
Distributions from equity accounted investments		—	137
Investment in real estate joint ventures		(43)	(68)
Foreign currency hedges of net investments		(110)	3
Loans receivable from affiliate advanced		(98)	(50)
Loans receivable from affiliate repaid		471	—
Acquisitions of real estate		(322)	(2)
Disposition of residential segment		182	—
Investment in Australia portfolio		(66)	(337)
Restricted cash and deposits		(28)	9
Capital expenditures – development and redevelopment		(210)	(17)
Capital expenditures – commercial properties		(69)	(48)
		(287)	(709)
Increase in cash resources		132	36
Cash and cash equivalents, beginning of period		142	104
Cash and cash equivalents, end of period		$274	$140
See accompanying notes to the condensed consolidated financial statements

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY
Brookfield Office Properties Inc. (“Brookfield” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America, Australia and the United Kingdom. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The interim financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2010, except for the impact of the adoption of the accounting standard described below. The financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

These interim financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2010.

(b)	Adoption of accounting standard
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

(c)	Estimates
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2010.

NOTE 3: INVESTMENT PROPERTIES

	Sept. 30, 2011		Dec. 31, 2010
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$12,742	$1,050	$9,524	$469
Additions
Property acquisitions and investments	5,314	69	2,134	492
Capital expenditures	78	233	75	109
Initial direct leasing costs	28	—	17	—
Dispositions and reclassification to assets held for sale	—	—	(41)	—
Fair value gains (losses)	726	(31)	703	(57)
Foreign currency translation	(318)	(38)	304	37
Other changes	8	—	26	—
Balance at end of period	$18,578	$1,283	$12,742	$1,050

Property acquisitions and investments for the nine months ended September 30, 2011 includes $4,909 million and $44 million of commercial properties and commercial developments, respectively, recognized in investment properties upon the consolidation of the U.S. Office Fund (refer to Note 4).

Commercial property acquisitions and investments for the nine months ended September 30, 2011 also includes $123 million in respect of the  acquisition of the remaining 50% interest in Southern Cross West Tower in Melbourne, $150 million in respect of the acquisition of Three Bethesda Metro Center in Washington, D.C. and $132 million in respect of the acquisition of a 50% interest in BankWest Tower in Perth. Prior to the acquisition of Southern Cross West Tower, the company proportionately consolidated a 50% interest in Southern Cross West Tower as a jointly controlled asset.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. In connection with determining these values, the company obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2011			Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.53%	12.25%	6.25%	7.77%
Terminal cap rate	8.25%	5.75%	6.34%	10.00%	5.75%	6.41%
Investment horizon (yrs)	24	9	11	25	10	13
Canada
Discount rate	8.25%	6.50%	6.89%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	6.00%	6.30%	7.50%	6.25%	6.46%
Investment horizon (yrs)	14	10	11	15	10	11
Australia
Discount rate	10.00%	9.00%	9.07%	10.50%	9.00%	9.08%
Terminal cap rate	9.00%	7.00%	7.28%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

During the three and nine months ended September 30, 2011, the company capitalized a total of $69 million and $233 million, respectively (2010 - $7 million and $22 million) of costs related to commercial developments. Included in this amount is $50 million and $172 million, respectively (2010 – $1 million and $3 million) of construction and related costs and $19 million and $61 million (2010 - $6 million and $19 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 6.98% (December 31, 2010 – 5.44%).

NOTE 4: INVESTMENT IN U.S. OFFICE FUND
The company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity established by the company and The Blackstone Group (“Blackstone”). Under the terms of a joint venture agreement, Blackstone held an option, commencing January 2011 for nine months, to call certain properties sub-managed by Blackstone in exchange for its equity interest in TRZ Holdings; in the event Blackstone did not first exercise its option, the company had an option, commencing in 2013 for a period of 14 months, to put the Blackstone sub-managed properties to Blackstone in redemption of its interest in TRZ Holdings (collectively, the U.S. Office Fund Option).

On August 9, 2011, Blackstone exercised the U.S. Office Fund Option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repayment of TRZ Holding’s debt associated with those properties. Prior to the exercise of the U.S. Office Fund Option, the company and Blackstone had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund Option, the company holds an 82.72% equity interest in TRZ Holdings and exercises control over the strategic financial and operating policy decisions of the entity. Accordingly, the company has consolidated its interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

The following is a summary of the amounts assigned to each major class of asset and liability of TRZ Holdings at the date the company obtained control:

(Millions)	As at August 9th, 2011
Commercial properties and developments	$4,953
Cash and cash equivalents	32
Restricted cash	44
Accounts receivable and other assets	40
Equity accounted investments	685
Accounts payable and other	(225)
Commercial property debt assumed	(3,293)
Total	$2,236
Brookfield’s net interest	$1,870
Non-controlling interest(1)	$366
(1) Includes $24 million of non-controlling interest in net liabilities of an intermediary subsidiary

The company recognized the non-controlling interests in the net assets of TRZ Holdings at a fair value of $366 million determined based on the non-controlling interests proportionate ownership in the net assets.

The company did not provide any consideration upon the change in control except for the payment of the U.S. Office Fund true-up consideration payable under the joint venture agreement with Blackstone (refer to Note 13). Accordingly, the excess of the fair value of the net assets of TRZ Holdings at the date control was obtained over the carrying amount of the company’s investment in the U.S. Office Fund measured under the equity method of accounting of $212 million has been recognized in gains (losses) and other items (refer to Note 19).

The company’s condensed consolidated statement of income includes revenues and net income from TRZ Holdings from August 9, 2011 through September 30, 2011 of $99 million and $60 million, respectively. Prior to the exercise of the U.S. Office Fund Option, the company’s share of the earnings of TRZ Holdings were included in share of net earnings from equity accounted investments.

Summarized financial information with respect to TRZ Holdings for the period during which it was accounted for as a jointly controlled entity  is set out below:

(Millions)	Dec. 31, 2010
Non-current assets
Commercial properties	$7,500
Commercial developments	44
Current assets	258
Total assets	7,802
Non-current liabilities
Commercial property debt	5,516
Current liabilities	288
Total liabilities	5,804
Net assets	$1,998
Company’s share of net assets(1)	$1,285

(1)	Comparative amount at December 31, 2010 includes $63 million representing the excess of the company’s carrying amount over its share of the net assets of the venture

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$67	$221	$476	$645
Expenses	(47)	(154)	(345)	(450)
Earnings before fair value gains	20	67	131	195
Fair value gains (losses)	(11)	36	585	294
Net earnings	$9	$103	$716	$489
Company’s share of net earnings(1)	$(12)	$46	$383	$243

(1)
Net of $17 million and $63 million for the three and nine months ended September 30, 2011, respectively (2010 – $20 million and $56 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

During the second quarter of 2011, the U.S. Office Fund sold its interest in 1400 Smith Street in Houston for net proceeds of $340 million. The loss associated with the sale of this property was $1 million. The loss is related to the selling costs associated with the sale.

NOTE 5: INVESTMENT IN JOINTLY CONTROLLED ENTITIES
In the third quarter of 2011, as a result of the exercise of the U.S. Office Fund Option described in Note 4, the company recognized equity accounted investments in the following jointly controlled entities:

			Proportionate Ownership Interest
Name of Entity	Name of Property	Principal Purpose/Activity	Sept. 30, 2011	Dec. 31, 2010
1114 6th Avenue Co. L.L.C.	The Grace Building , NY	Property holding company	50%	―
750 Ninth Street Parent, L.L.C.	Victor Building, Washington, D.C.	Property holding company	50%	―
Marina Airport Building, Ltd.	Marina Towers, Los Angeles	Property holding company	50%	―
Dresser Cullen Venture	KBR Tower, Houston	Property holding company	50%	―

In the second quarter of 2011, the company acquired a 75% interest in 33rd Street Partners JV LLC, a jointly controlled entity that owns 450 West 33rd Street in New York for approximately $28 million.

Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$6,378	$3,887
Commercial developments	186	163
Current assets	104	133
Total assets	6,668	4,183
Non-current liabilities
Commercial property debt	2,222	1,228
Other non-current liabilities	320	325
Current liabilities	171	146
Total liabilities	2,713	1,699
Net assets	$3,955	$2,484
Company’s share of net assets	$2,008	$1,243

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$122	$112	$363	$333
Expenses	(45)	(66)	(178)	(203)
Earnings before fair value gains (losses)	77	46	185	130
Fair value gains (losses)	(22)	(25)	14	35
Net earnings	$55	$21	$199	$165
Company’s share of net earnings	$27	$13	$101	$80

NOTE 6: INVESTMENTS IN ASSOCIATES
Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Total assets	$128	$140
Total liabilities	84	93
Net assets	$44	$47
Company’s share of net assets	$15	$18

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$126	$120	$382	$346
Expenses	(120)	(118)	(367)	(338)
Earnings before fair value gains	6	2	15	8
Fair value gains	—	—	—	58
Net earnings	$6	$2	$15	$66
Company’s share of net earnings	$2	$1	$5	$35

NOTE 7: PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$159	$168
IAG House (Sydney, Australia)	50%	98	92
NAB House (Sydney, Australia)	25%	58	49
Bourke Place Trust (Melbourne, Australia)	43%	99	102
Total		$414	$411

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings in fair value gains (losses). The carrying value of the embedded derivative at September 30, 2011 is $48 million (December 31, 2010 - $19 million).

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets	$2,296	$2,343
Current assets	122	88
Total assets	2,418	2,431

Non-current liabilities	1,222	1,296
Current liabilities	86	40
Total liabilities	1,308	1,336
Net assets	$1,110	$1,095

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	81	―	$187	$	―
Expenses	(58)	―	(141)		―
Earnings before fair value gains	23	―	46		―
Fair value gains	6	―	80		―
Net earnings	29	―	$126	$	―

NOTE 8: OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Equity securities designated as available-for-sale	$107	$106
U.S. Office Fund option	―	310
Brookfield Residential promissory notes	457	―
Loans receivable	97	606
	$661	$1,022

(a)	Brookfield Residential promissory notes
On March 31, 2011, the company received unsecured promissory notes of C$480 million as partial proceeds for the disposition of its residential development segment to Brookfield Residential Properties Inc. (“BRPI”), a subsidiary of BAM (refer to Note 10). The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the senior note will be repaid through scheduled annual repayments of $50 million and mandatory prepayments in the amount of 50% of the proceeds of any issuance of equity interests in BRPI to third parties, with the remaining principal due on maturity. The principal of the subordinated promissory note is also subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

The company has entered into an agreement with its parent company, BAM, under which it has the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016 and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, the company has agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note, calculated daily. This agreement is a derivative financial instrument that is measured at its fair value with changes in value recorded in fair value gains (losses), net in the period in which they occur. At September 30, 2011, the fair value of this derivative is nil.

(b)	U.S. Office Fund option
In the third quarter of 2011, the U.S. Office Fund option, having a carrying amount of $241 million at the date of exercise, was derecognized as a result of the exercise of the option by Blackstone (refer to Note 4) with a corresponding adjustment of $150 million to gains (losses) and other items (refer to Note 19).

(c)	Loans receivable
At September 30, 2011, loans receivable includes nil (December 31, 2010 - $504 million) representing the company’s indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. In the nine months ended September 30, 2011, the company received proceeds of $555 million on repayment of the debt underlying the total return swap. The excess of the proceeds over the carrying amount of the related loans receivable of $14 million was recognized in interest income. In the three and nine months ended September 30, 2011, the company recognized interest income of $13 million and $48 million, respectively (2010 - $22 million and $23 million, respectively) relating to the total return swaps with BAM.

Loans receivable also includes a $97 million (December 31, 2010 - $102 million) receivable from BAM upon the earlier of the company’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 9: RECEIVABLES AND OTHER ASSETS
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Accounts receivable	$201	$201
Loans receivable from affiliate(1)	49	49
Equity installment receivable	―	115
Prepaid expenses and other assets	271	209
Total	$521	$574

(1) See Note 25 for related party disclosures

The balance of the equity installment receivable was settled through receipt of cash of $121 million from unitholders of Brookfield Prime Property Fund, a subsidiary in which the company holds a 73.2% interest, including $91 million received from unitholders who are subsidiaries of BAM. Under the terms of an agreement with BAM, the company reimbursed $79 million of the cash received on settlement of the receivable.

Included in prepaid expenses and other assets are derivative assets with a carrying amount of $13 million (December 31, 2010 - nil).

NOTE 10: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
On March 31, 2011, the company disposed of its residential development segment in a transaction with BRPI, for proceeds in the form of 51,500,000 common shares of BRPI and promissory notes of C$480 million (refer to Note 8). The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with the company’s accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of the company’s foreign operations within the residential development segment of $29 million.

The company offered its shares in BRPI for sale to its common shareholders at a price of $10 per share pursuant to a rights offering initiated on May 12, 2011. At completion of the rights offering, 18,174,728 BRPI shares were purchased by common shareholders other than BAM. Additionally, in accordance with an agreement entered into on disposition of the residential development segment, BAM purchased its pro rata share of BRPI shares as well as all additional shares of BRPI not subscribed for in the rights offering by other shareholders for a total of 33,325,272 shares. The company’s gross proceeds from the sale of these shares was $515 million.

As of September 30, 2011, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Assets
Commercial properties	$352	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	354	1,891

Liabilities
Commercial property debt	164	165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	9	9
Liabilities related to assets held for sale	$173	$749

The following table summarizes the income and cash flows from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Commercial revenue	$14	$14	$41	$42
Commercial operating expenses	(7)	(8)	(20)	(22)
	7	6	21	20
Residential revenue	―	133	83	359
Residential operating expenses	―	(101)	(70)	(279)
	―	32	13	80
Interest and other income	―	2	1	8
Interest expense	(1)	(2)	(5)	(8)
Depreciation and amortization	―	(1)	(1)	(2)
Income from discontinued operations before fair value gains (losses) and income taxes	6	37	29	98
Fair value gains (losses)	(15)	(6)	28	(4)
Income tax (expense) benefit	1	(10)	(4)	(23)
Income from discontinued operations attributable to common shareholders	$(8)	$21	$53	$71
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$(0.01)	$0.04	$0.11	$0.14
Income (loss) from discontinued operations attributable to common shareholders per share – diluted	$(0.01)	$0.04	$0.10	$0.13
Cash flows used in operating activities	$5	$(1)	$11	$5
Cash flows from investing activities	(1)	(17)	(2)	(16)
Cash flows used in financing activities	(1)	18	(3)	11

NOTE 11: COMMERCIAL PROPERTY DEBT

	Sept. 30, 2011		Dec. 31, 2010
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities
Corporate revolving facility	2.34%	$253	—	$—
Bridge facility(1)	—	—	3.26%	428
Australian property loans(1)	8.24%	381	8.22%	401

Secured Commercial Property Debt
Fixed rate property debt	5.99%	6,863	6.36%	4,514
Variable rate property debt	4.45%	2,712	5.00%	2,083
Secured note payable	8.50%	324
	5.66%	$10,533	5.90%	$7,426

Current		$1,248		$1,922
Non-current		9,121		5,339
Associated with assets held for sale		164		165
		$10,533		$7,426

(1)	See Note 25 for related party disclosures

Secured note payable represents debt assumed as consideration for the redemption of a non-controlling interest in the U.S. Office Fund (refer to Note 17) that is secured by an approximate 40% equity interest in TRZ Holdings.

Commercial property debt includes $1,733 million (December 31, 2010 - $1,672 million) repayable in Canadian dollars of C$1,819 million (December 31, 2010 - C$1,669 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,574 million (December 31, 2010 - $1,400 million) repayable in Australian dollars of A$1,629 million (December 31, 2010 - A$1,368 million), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at fair value through profit and loss with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at September 30, 2011 is $55 million (December 31, 2010 - $54 million).

NOTE 12: CAPITAL SECURITIES - CORPORATE
The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2011(1)		Dec. 31, 2010
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		190		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		191		200
Class AAA Series I	6,199,342	5.20%		148		179
Class AAA Series J	8,000,000	5.00%		190		200
Class AAA Series K	6,000,000	5.20%		142		149
Total				$971		$1,038

(1)
Net of transaction costs of $1 million at September 30, 2011 (December 31, 2010 - $2 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM – refer to Note 25

Capital securities – corporate includes $861 million (December 31, 2010 – $928 million) repayable in Canadian dollars of C$904 million (December 31, 2010 – C$926 million).

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 13: OTHER NON-CURRENT FINANCIAL LIABILITIES
The components of non-current financial liabilities are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Loan payable	$92	$93
U.S. Office Fund true-up consideration payable	―	12
Total	$92	$105

The U.S. Office Fund true-up consideration payable was settled in the third quarter of 2011 upon the exercise of the U.S. Office Fund Option by Blackstone (refer to Note 4). The excess of the consideration paid over the carrying amount of the U.S. Office Fund true-up consideration payable of $3 million was included in earnings as gains (losses) and other items (refer to Note 19).

NOTE 14: OTHER NON-CURRENT LIABILITIES
A deferred gain of $172 million (December 31, 2010 - $172 million) was recorded in connection with a reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by the company at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs. The gain was recognized in earnings as gains (losses) and other items upon derecognition of the U.S. Office Fund option (refer to Note 19).

NOTE 15: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities total $887 million at September 30, 2011 (December 31, 2010 - $659 million). Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $226 million (December 31, 2010 - $63 million). Refer to Note 24.

NOTE 16: INCOME TAXES
The sources of deferred tax balances and movements are as follows:

		Recognized in
(Millions)	Dec. 31, 2010	Income	Equity	Other(1)		OCI	Sept. 30, 2011
Deferred tax assets related to non-capital losses and capital losses	$204	$(11)	$(18)	$	―	$41	$216
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(124)	12		(10)	23	(669)
Net deferred tax liabilities	$(366)	$(135)	$(6)		$(10)	$64	$(453)

(1) Increase in deferred tax liabilities in connection with change in ownership in the U.S. Office Fund (refer to Note  4)

The company and its Canadian subsidiaries have deferred tax assets of $57 million (December 31, 2010 - $35 million) that relate to non-capital losses which expire over the next 20 years and $120 million (December 31, 2010 - $132 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $39 million (December 31, 2010 - $37 million) that relate to net operating losses which expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Current tax expense	$15	$19	$39	$43
Deferred tax expense	30	4	135	22
Total income tax expense	$45	$23	$174	$65

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Income tax expense at the Canadian federal and provincial income tax rate of 28.3% (2010 – 31.0%)	$141	$55	$459	$198
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	3	5	12	14
Lower income tax rates in other jurisdictions	(82)	(31)	(236)	(123)
Tax asset previously not recognized	(6)	―	(18)	―
Foreign exchange gains and losses	(3)	(1)	(4)	(3)
Non-controlling interests in income of flow-through entities	(8)	(5)	(42)	(18)
Other	―	―	3	(3)
Total	$45	$23	$174	$65

In connection with the disposition of the residential development segment in the first quarter of 2011, the company recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses.

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 16.5% (2010 – 18.0%) and the Provincial income tax rate of 11.8% (2010 – 13.0%).

NOTE 17: EQUITY
(a)	Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Sept. 30, 2011	Dec. 31, 2010
Common shares outstanding, beginning of period	502,709,930	501,298,940
Shares issued as a result of exercise of options	1,027,816	1,226,973
Dividend reinvestment	273,944	184,017
Shares Repurchase	(882,123)	―
Common shares outstanding, end of period	503,129,567	502,709,930

Total dividends in the three and nine months ended September 30, 2011 were $69 million and $210 million, respectively, or $0.14 and $0.42 per share, respectively. On November 2, 2011, the company declared common share dividends of $0.14 per share to be paid in the fourth quarter of 2011.

(b)	Accumulated other comprehensive income (loss)
As of September 30, 2011 and December 31, 2010, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $30 million (December 31, 2010 – $23 million)	$110	$336
Losses on derivatives designated as cash flow hedges, net of taxes of $45 million (December 31, 2010 - $1 million)(1)	(185)	(10)
Accumulated other comprehensive income (loss)	$(75)	$326

(1)	Includes losses of $1 million (December 31, 2010 - $1 million) which will be reclassified to interest expense over the next 12 months

On March 31, 2011, $29 million of accumulated other comprehensive income representing the cumulative gain on translation of the company’s foreign operations within the residential development segment were reclassified from accumulated other comprehensive income to retained earnings upon disposition of the segment consistent with the company’s policy for common control transactions. The charge to retained earnings presented as excess of net assets over proceeds on disposition of residential segment is net of this amount.

(c)	Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Net income from continuing operations	$453	$156	$1,449	$573
Non-controlling interests	(30)	(18)	(150)	(63)
Preferred share dividends	(13)	(10)	(41)	(27)
Net income from continuing operations available to common shareholders – basic	410	128	1,258	483
Dilutive effect of conversion of capital securities – corporate	14	14	43	43
Net income from continuing operations available to common shareholders – diluted	$424	$142	$1,301	$526

Net income attributable to common shareholders	$415	$159	$1,352	$581
Preferred share dividends	(13)	(10)	(41)	(27)
Net income available to common shareholders – basic	402	149	1,311	554
Dilutive effect of conversion of capital securities – corporate	14	14	43	43
Net income available to common shareholders – diluted	$416	$163	$1,354	$597

Weighted average shares outstanding – basic	503.5	501.7	503.1	501.6
Unexercised dilutive options	4.8	4.2	5.3	4.4
Conversion of capital securities – corporate	70.6	73.5	70.6	73.5
Weighted average shares outstanding – diluted(1)	578.9	579.4	579.0	579.5
(1)	The calculation of diluted per share amounts in 2011 excludes options for 13 million shares as their inclusion would be anti-dilutive

(d)	Preferred equity
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	―
Total			$1,095	$848

During the third quarter of 2011, the company issued 10 million Class AAA Series R preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $247 million, net of share issuance costs of $3 million. Holders of Series R shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series S preferred shares receiving cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.48%.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. During the three and nine months ended September 30, 2011, the company paid preferred dividends of $13 million and $41 million, respectively, as compared with $10 million and $27 million during the same periods in 2010.

(e)	Non-controlling interests
Non-controlling interests consist of the following:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Preferred equity – subsidiaries	$364	$382
Other non-controlling interests	1,066	881
Total	$1,430	$1,263

Preferred equity - subsidiaries
Subsidiaries’ preferred shares outstanding total $364 million (December 31, 2010 - $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2011	Dec. 31, 2010
BPO Properties	1,805,489	Series G	70% of bank prime	$43	$45
	3,816,527	Series J	70% of bank prime	91	96
	300	Series K	30-day BA + 0.4%	143	150
	2,847,711	Series M	70% of bank prime	68	71
	800,000	Series N	30-day BA + 0.4%	19	20
Total				$364	$382

Other non-controlling interests
Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2011	Dec. 31, 2010
Units of Brookfield Office Properties Canada(1)	16.7%	$384	$395
Limited partnership units of Brookfield Financial Properties LP	0.6%	36	32
Units of Brookfield Prime Property Fund(2)	26.8%	74	79
Member interest in Brookfield Heritage Partners LLC(3)	49.0%	83	—
U.S. Office Fund(4)	17.3%	489	375
Total		$1,066	$881

(1) Canadian dollar denominated
(2) Australian dollar denominated
(3) During the first quarter of 2011, Brookfield disposed of 49% of its interest in Heritage Plaza in Houston
(4) As at September 30, 2011, represents at 17.3% non-controlling interest in TRZ Holdings LLC. As at December 31, 2010, represents a 24% non-controlling interest in BPOP Holdings (US)

On August 4, 2011, the company repurchased a non-controlling interest in BPOP Holdings (US) L.L.C., a subsidiary through which the company holds a portion of its interest in the U.S. Office Fund for cash consideration of $36 million and a secured note payable to the vendor of $324 million (refer to Note 11). The excess of the carrying amount of the non-controlling interest repurchased over the fair value of the consideration provided of $81 million, net of the related tax effect of $10 million, has been recognized in common equity as contributed surplus. As discussed in Note 4, the company recognized non-controlling interests in the U.S. Office Fund of $366 million on August 9, 2011 upon obtaining control of TRZ Holdings. Also, in September 2011, the company’s co-investor in the U.S. Office Fund contributed an additional $113 million of non-controlling interest.

During the second quarter of 2011, Brookfield purchased additional units in Prime, bringing its effective ownership interest from 68.4% to 73.2%.

In the first quarter of 2011, a subsidiary through which the company holds its investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

NOTE 18: REVENUE AND NET OPERATING INCOME
(a)	Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue from commercial property operations	$461	$297	$1,167	$884
Interest and other income(1)	31	26	93	45
Total	$492	$323	$1,260	$929

(1)
Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets as well as other gains of $10 million and $21 million included in other income for the three and nine months ended September 30, 2011, respectively (2010 – nil and nil, respectively)

(b)	Commercial property operations
The company’s commercial property net operating income from continuing operations is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue	$461	$297	$1,167	$884
Property operating costs	(185)	(122)	(458)	(358)
Commercial property net operating income	$276	$175	$709	$526

(c)	Interest and other income
The components of interest and other income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Interest income on loans receivable from BAM(1)	$13	$22	$48	$27
Interest income on residential note receivable	9	―	18	―
Interest income on participating loan interests	5	―	13	―
Foreign exchange gains	(1)	2	(1)	11
Other interest income	5	3	17	13
Other income	10	1	19	5
Total	$41	$28	$114	$56

(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM. Refer to Note 8

NOTE 19: GAINS (LOSSES) AND OTHER ITEMS
Gains (losses) and other items includes certain items recognized in connection with the exercise of the U.S. Office Fund option as follows:

(Millions)
Excess of net assets of TRZ Holdings recognized on assumption of control over the carrying amount of the equity accounted investment in the U.S. Office Fund (refer to Note 4)	$212
Carrying amount of U.S. Office Fund option derecognized (refer to Note 8(b))	(241)
Deferred gain realized (refer to Note 14)	172
Excess of consideration paid to settle the U.S. Office Fund true-up consideration payable over carrying amount (refer to Note 13)	(3)
Related tax effects	10
Total	$150

NOTE 20: FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains, net are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Investment properties
Commercial properties	$226	$42	$726	$109
Development properties	(18)	(6)	(31)	(46)
	208	36	695	63
Financial instruments
Participating loan interests	4	―	29	―
Loans receivable	―	―	―	21
U.S. Office Fund option and true-up liability	―	6	(59)	(23)
Other financial instruments designated as FVTPL	(7)	(6)	(10)	(2)
	(3)	―	(40)	(4)
Total	$205	$36	$655	$59

NOTE 21: SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS
The components of net earnings of equity accounted investments are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
U.S. Office Fund	$(12)	$46	$383	$243
Jointly controlled entities	27	13	101	80
Associates	2	1	5	35
Total	$17	$60	$489	$358

NOTE 22: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2011, the company granted 1,971,000 stock options (2010 - 3,282,000), under the Share Option Plan with a weighted average exercise price of $17.35 per share (2010 - $13.03 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 10, 2011. At the grant date, the options each had a weighted average fair value of $2.73 (2010 - $1.68) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2010 - 30%), a weighted average dividend yield of 5.0% (2010 – 5.0%) and a risk free interest rate of 2.65% (2010 – 2.50%). The resulting total compensation of $5 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At September 30, 2011, the company had a total of 1,275,117 deferred share units outstanding (December 31, 2010 – 1,226,942) of which 1,275,117 were vested (December 31, 2010 – 1,226,942).

Employee compensation expense related to the stock option and the deferred share unit plans for the three and nine months ended September 30, 2011 was $2 million and $5 million, respectively (2010 - $1 million and $4 million).

NOTE 23: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

NOTE 24: FINANCIAL INSTRUMENTS
Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 22).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in foreign subsidiaries. Brookfield’s hedging policy does not require it to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of its assets. The company will, however, enter into hedging arrangements from time to time if it believes currency valuations are misaligned and to protect shorter term capital flows.

Interest rate hedging
The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Sept. 30, 2011	Forecasted fixed rate debt interest rate swaps	C$515	3.10% to 3.55%	Oct 2021 to Nov 2023	(C$44)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$9)
	Interest rate caps of US$ LIBOR debt	$740	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$923	0.8% to 1.5%	Sep 2012 to May 2014	($10)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$875	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$39)
	Forecasted fixed rate debt interest rate swaps	$1,100	2.6% to 4.7%	Aug 2021 to Nov 2024	($129)
Dec. 31, 2010	Forecasted fixed rate debt interest rate swaps	C$60	2.5%	March 2011	(C$2)
	Interest rate caps of US$ LIBOR debt	$300	5.0%	August 2011	nil
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$257	5.0%	April 2011 to Jan 2012	A$1
	Interest rate swaps of US$ LIBOR debt	$250	0.8% to 1.2%	Sept 2012 to July 2013	($1)
	Forecasted fixed rate debt interest rate swaps	$25	3.5%	August 2021	nil

At September 30, 2011 the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging
The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Dec 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of September 30, 2011, the company had designated C$705 million (December 31, 2010 – C$950 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

Other derivatives
The following table provides details of other derivatives outstanding as at September 30, 2011 and December 31, 2010:

(Millions)	Derivative Type	Notional	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
Sept. 30, 2011	Total return swap(1)				$16	($3)	General and administrative expense
Dec. 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	A$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	(A$7)	A$4	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				$19	$6	General and administrative expense

(1) Relates to the total return swap on our share in connection with the deferred share unit plan

NOTE 25: RELATED PARTIES
The company, from time to time, enters into related party transactions and arrangements with BAM and certain of its direct and indirect subsidiaries, jointly controlled entities and associates. Details of transactions and balances between the company and related parties are discussed below.

Loans and other amounts due to/from related parties
As part of the arrangement with BAM through which the company obtained an interest in 18 properties in Australia owned by another BAM subsidiary, the company entered into a subordinated bridge acquisition facility, which was repaid during the second quarter of 2011 (December 31, 2010 - $428 million). As of September 30, 2011, the company also has variable rate property level debt payable to a BAM subsidiary of $381 million (December 31, 2010 - $401 million) that is due in May 2013. Interest expense associated with these facilities was $8 million and $30 million, respectively, for the three and nine months ended September 30, 2011 (2010 – nil and nil). The company also has a loan receivable of $97 million (December 31, 2010 - $102 million) from BAM. See Note 8 for information on this loan receivable.

The company had approximately $15 million (December 31, 2010 – $15 million) of other indebtedness outstanding to a BAM subsidiary and a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was nil and $1 million, respectively, for the three and nine months ended September 30, 2011 (2010 – nil and nil).

BAM owns $200 million of the company’s Class AAA Series E capital securities, with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

See Note 8 for information on total return swaps entered into with BAM in connection with certain debt securities secured by a portfolio of commercial properties.

See Note 8 for information on promissory notes receivable from BRPI, a subsidiary of BAM.

Transactions with related parties
On March 31, 2011, the company disposed of its residential development division to BRPI, an entity controlled by BAM. Refer to Note 10 for discussion of the disposal transaction.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.5 million and $1.3 million, respectively, for the three and nine months ended September 30, 2011 (2010 - $0.4 million and $1.2 million, respectively). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with BAM and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

NOTE 26: OTHER INFORMATION
(a) Supplemental cashflow information

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Cash taxes paid	$4	$6	$48	$20
Cash interest paid (excluding dividends on capital securities)	$136	$87	$358	$253

(b) During the three and nine months ended September 30, 2011, interest expense included $4 million and $9 million, respectively (2010 - $2 million and $5 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

NOTE 27: SUBSEQUENT EVENTS
On October 19, 2011, Brookfield sold its interest in Newport Tower, New York for $378 million. Also, on October 31, 2011, Brookfield purchased the remaining 49% interest in Four World Financial Center for $264 million, and now owns 100% of the property.

NOTE 28: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States, Canada, and Australia within the commercial property business. In the first quarter of 2010, Brookfield established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of its U.S. platform and has been included as such until a platform is established in the United Kingdom.

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The company defines net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. The company defines funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial								Residential
United States			Canada		Australia			Development			Total
Nine months ended	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2011	2010	2011	2010	2011		2010		2011	2010	2011	2010
Revenue	$689	$561	$412	$368	$159	$	―	$	―	$ ―	$1,260	$929

Net operating income from commercial property operations	367	315	230	211	112		―		―	―	709	526
Interest and other income	73	54	26	2	15		―		―	―	114	56
	440	369	256	213	127		―		―	―	823	582

Interest expense	(222)	(170)	(103)	(94)	(59)		―		―	―	(384)	(264)
General and administrative expense	(48)	(49)	(48)	(40)	(7)		―		―	―	(103)	(89)
Other(1)	(8)	24	(1)	12	(2)		―		―	―	(11)	36
Funds from operations of equity accounted investments	149	172	15	13	15		―		―	―	179	185
Funds from discontinued operations	17	20	―	―	―		―		13	80	30	100
Non-controlling interests in funds from operations	(26)	(28)	(17)	(11)	(2)		―		―	―	(45)	(39)
Funds from operations	302	338	102	93	72		―		13	80	489	511
Fair value gains (losses)	485	83	37	(28)	133		4		―	―	655	59
Fair value gains (losses) of equity accounted investments	317	180	(7)	(7)	―		―		―	―	310	173
Other(2)	154	(29)	(1)	(16)	1		1		―	―	154	(44)
Income taxes	(88)	(24)	(29)	(40)	(57)		(1)		―	―	(174)	(65)
Funds from discontinued operations	(17)	(20)	―	―	―		―		(13)	(80)	(30)	(100)
Non-controlling interests in funds from operations	26	28	17	11	2		―		―	―	45	39
Income from continuing operations	1,179	556	119	13	151		4		―	―	1,449	573
Income from discontinued operations	40	1	4	7	―		―		9	63	53	71
Net income	1,219	557	123	20	151		4		9	63	1,502	644
Net income attributable to non-controlling interests	104	54	28	9	18		―		―	―	150	63
Net income attributable to common shareholders	$1,115	$503	$95	$11	$133		$4		$9	$63	$1,352	$581

(1) Includes $53 million realized gain on investment in U.S. commercial operations in the nine months ended September 30, 2010

(2) Includes $150 million recognition of deferred gain in U.S. commercial operations upon settlement of the option in the nine months ended September 30, 2011

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010		2011	2010	2011	2010
Assets	$15,575	$11,030	$4,956	$4,527	$3,647	$3,323	$	―	$1,540	$24,178	$20,420

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,		Sept. 30,		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(Millions)	2011	2010	2011	2010	2011		2010		2011	2010	2011	2010
Total net operating income(1)	$613	$603	$248	$223	$170	$	―	$	―	$ ―	$1,031	$826

(1) Includes net operating income of equity accounted investments of $246 million, $18 million and $58 million in the United States, Canada and Australian commercial operations, respectively (2010 - $288 million, $12 million and nil, respectively)

NOTE 29: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorized for issue on November 2, 2011.

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2011	Symbol	Stock Exchange
Common Shares	503,129,567	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	6,199,342	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series E, F, G, H, I, J, K, L, N, P and R	15th day of March, June, September and December	Last business day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors
(2)
Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2007	2008	2009	2010	2011
March 31	$ 0.13	$ 0.14	$ 0.14	$ 0.14	$ 0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14	0.14

(1)Adjusted to reflect the three-for-two stock split effective May 4, 2007

Corporate Information

CORPORATE PROFILE
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its current portfolio is comprised of interests in over 111 properties totaling 79 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD OFFICE PROPERTIES
Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES
Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a Web site, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.